                                 United States


                      Securities and Exchange Commission
--------------------------------------------------------------------------------
                             Washington, DC 20549

                                   FORM 6-K
                           Report of Foreign Issuer
   Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
                   For the quarter ended December 31, 1999

                       Commission File Number 333-72195

                         INFOSYS TECHNOLOGIES LIMITED
            (Exact name of Registrant as specified in its charter)

                                Not Applicable
                (Translation of Registrant's name into English)

                          Bangalore, Karnataka, India
                (Jurisdiction of incorporation or organization)

                         Electronics City, Hosur Road,
                             Bangalore, Karnataka
                                India 561 229
                                +91-80-852-0261
                   (Address of principal executive offices)

Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F.
     Form 20-F ...........x...........    Form 40-F .......................

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.
     Yes .............................    No ...........x..................

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b).
     Not applicable.

--------------------------------------------------------------------------------
                                                                         1 of 32

Currency of Presentation and Certain Defined Terms

Unless the context otherwise requires, references herein to the "company" or to "Infosys" are to Infosys Technologies Limited, a limited liability company organized under the laws of the Republic of India. References to "U.S." or "United States" are to the United States of America, its territories and its possessions. References to "India" are to the Republic of India. Yantra Corporation, a Delaware Corporation ("Yantra"), in which the company holds a minority interest, is considered a subsidiary of the company for purposes of Indian GAAP. "Infosys" is a registered Indian trademark of the company. All other trademarks or tradenames used in this Quarterly Report on Form 6-K ("Quarterly Report") are the property of their respective owners.
In this Quarterly Report, references to "$" or "Dollars" or "U.S. Dollars" are to the legal currency of the United States and references to "Rs" or "Rupees" or "Indian Rupees" are to the legal currency of India. The company's financial statements are presented in Indian Rupees and translated into U.S. Dollars and are prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). References to "Indian GAAP" are to Indian generally accepted accounting principles. Except as otherwise specified, financial information is presented in Dollars. References to a particular "fiscal" year are to the company's fiscal year ended March 31 of such year.
Unless otherwise specified herein, financial information has been converted into Dollars at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank (the "Noon Buying Rate") on December 31, 1999, which was Rs. 43.51 per $1.00. For the convenience of the reader, this Quarterly Report contains translations of certain Indian rupee amounts into U.S. Dollars which should not be construed as a representation that such Indian Rupee or U.S. Dollar amounts referred to herein could have been, or could be, converted to U.S. Dollars or Indian Rupees, as the case may be, at any particular rate, the rates stated below, or at all. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Forward-Looking Statements May Prove Inaccurate

In addition to historical information, this quarterly report contains certain forward-looking statements within the meaning of section 27a of the Securities Act of 1933, as amended, and section 21e of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled "management's discussion and analysis of financial condition and results of operations" and elsewhere in this report. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. In addition, readers should carefully review the other information in this annual report and in the company's periodic reports and other documents filed with the Securities and Exchange Commission ("SEC") from time to time.


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                                                                         2 of 32

                         Part I - Financial Information

-------------------------------------------------------------------------------------------------------------------------
Item 1.  Financial Statements
Balance Sheets as at
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
                                                                   December 31, 1999   December 31, 1998   March 31, 1999
                                                                         (Unaudited)         (Unaudited)        (Audited)
-------------------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS

Cash and cash equivalents                                               $106,789,758        $ 22,797,989     $ 98,874,963
Trade accounts receivable, net of allowances                              31,814,100          21,270,407       20,056,678
Prepaid expenses and other current assets                                  8,661,562           5,302,824        5,735,323
-------------------------------------------------------------------------------------------------------------------------
Total current assets                                                     147,265,420          49,371,220      124,666,964

Property, plant and equipment - net                                       39,761,952          22,795,198       23,900,313
Deferred tax assets                                                        1,788,180           1,642,311        1,715,375
Investments                                                                  177,938             177,938          177,938
Other  assets                                                              6,191,282           2,595,128        3,197,006
-------------------------------------------------------------------------------------------------------------------------
Total assets                                                            $195,184,772        $ 76,581,795     $153,657,596
=========================================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable                                                        $    157,661        $     81,400     $     75,305
Client deposits                                                               56,323             109,809           18,520
Other accrued liabilities                                                  9,016,543           6,186,528        8,399,800
Income taxes payable                                                       1,423,527           1,582,516          955,797
Unearned revenue                                                           5,314,826           5,356,200        4,598,612
-------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                 15,968,880          13,316,453       14,048,034
-------------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY
Common stock, $ 0.16 par value*;
100,000,000 shares authorized                                              8,592,137           4,545,811        8,592,137
Issued and outstanding Equity Shares - 66,138,800, 64,068,800 and 66,138,800 as of December 31, 1999, December 31, 1998 and
March 31, 1999
Additional paid-in-capital                                               121,355,706          44,802,455      120,849,511
Accumulated other comprehensive income                                   (13,728,428)         (9,384,666)      (9,100,662)
Deferred compensation - Employee Stock Offer Plan                        (18,880,344)        (25,813,924)     (21,686,799)

Retained earnings                                                         81,876,821          49,942,298       40,955,375
Loan to trust                                                                      -            (826,632)               -
-------------------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                               179,215,892          63,265,342      139,609,562
-------------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                              $195,184,772        $ 76,581,795     $153,657,596
=========================================================================================================================

See accompanying notes to financial statements
* The figures reflect the 2-for-1 Stock Split approved by the Shareholders on December 29, 1999

Assets                                         December 31, 1999
------                                         -----------------
Property, plant and equipment                          20%
Accounts Receivable                                    16%
Others                                                  9%
Cash & cash equivalents                                55%

Liabilities and Stockholders' Equity           December 31, 1999
------------------------------------           -----------------
Stockholders' equity                                   92%
Current liabilities                                     8%

________________________________________________________________________________
                                                                         3 of 32

Statements of income
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
                                                           Three months ended             Nine months ended           Year ended
                                                               December 31,                  December 31,              March 31,
                                                      ------------------------------------------------------------
                                                               1999           1998           1999            1998           1999
                                                        (Unaudited)    (Unaudited)    (Unaudited)     (Unaudited)      (Audited)
-----------------------------------------------------------------------------------------------------------------------------------
REVENUES
Revenues                                                $52,158,059    $33,041,304    $139,828,639    $84,943,521      $120,955,226
Cost of revenues                                         28,524,750     16,416,373      75,248,686     46,023,361        65,331,006
-----------------------------------------------------------------------------------------------------------------------------------
Gross profit                                             23,633,309     16,624,931      64,579,953     38,920,160        55,624,220
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES

Selling, general and administrative expenses              6,647,497      4,333,587      18,129,548     11,474,470        16,199,055
Amortization of deferred stock compensation expense       1,293,002      1,480,903       3,836,104      2,404,057         3,645,576
Compensation arising from stock split                             -              -               -              -        12,906,962
-----------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                  7,940,499      5,814,490      21,965,652     13,878,527        32,751,593
-----------------------------------------------------------------------------------------------------------------------------------
Operating income                                         15,692,810     10,810,441      42,614,301     25,041,633        22,872,627
Equity in loss of deconsolidated subsidiary                       -       (419,044)              -     (2,085,887)       (2,085,887)
Other income, net                                         1,636,637        792,084       7,052,919      1,113,647         1,536,998
-----------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                               17,329,447     11,183,481      49,667,220     24,069,393        22,323,738
Provisions for income taxes                               1,912,519      1,601,802       6,218,902      3,552,566         4,877,650
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                              $15,416,928    $ 9,581,679    $ 43,448,318    $20,516,827      $ 17,446,088
-----------------------------------------------------------------------------------------------------------------------------------
EARNINGS PER EQUITY SHARE*

Basic                                                         $0.24          $0.16           $0.66          $0.34             $0.28
Diluted                                                       $0.24          $0.16           $0.66          $0.34             $0.28
WEIGHTED EQUITY SHARES USED IN COMPUTING EARNINGS
PER EQUITY SHARE
Basic                                                    65,643,334     61,080,000      65,667,845     61,080,000        61,378,850
Diluted                                                  65,718,420     61,401,018      65,692,873     61,249,208        61,507,380
-----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements



*The basic and diluted earnings per Equity Share have been retroactively restated to reflect the increased number of Equity Shares outstanding resulting from the Stock Split of 2-for-1 approved by the shareholders on December 29,1999.
--------------------------------------------------------------------------------











________________________________________________________________________________
                                                                         4 of 32

Statements of Stockholders' Equity
--------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
                                         Equity Shares       Additional paid-   Comprehensive     Accumulated             Deferred
                                     Shares       Par value        in Capital          income           Other       compensation -
                                                                                                Comprehensive       Employee Stock
                                                                                                       income           Offer Plan
----------------------------------------------------------------------------------------------------------------------------------
Balance as of March 31, 1997        58,076,800   $2,310,270      $ 15,712,247               -     $(3,531,811)         $(3,507,715)
----------------------------------------------------------------------------------------------------------------------------------
Stock split                                  -    2,028,521                 -               -               -                    -
Cash dividends declared                      -            -                 -               -               -                    -
Common stock issued upon             5,992,000      207,020         1,813,330               -               -                    -
exercise of warrants
Compensation related to stock                -            -         6,890,343               -               -           (6,890,343)
option grants
Amortization of compensation                 -            -                 -               -               -            2,566,613
related to stock option grants
Comprehensive income
  Net income                                 -            -                 -     $12,344,188               -                    -
  Other comprehensive income
    Translation adjustment                   -            -                 -      (3,510,418)     (3,510,418)                   -

Comprehensive Income                         -            -                 -     $ 8,833,770               -                    -
-----------------------------------------------------------------------------------------------------------------------------------
Balance as of March 31, 1998        64,068,800    4,545,811        24,415,920               -      (7,042,229)          (7,831,445)
-----------------------------------------------------------------------------------------------------------------------------------

Cash dividends declared                      -            -                 -               -               -                   -
Compensation related to stock                -            -        20,386,535               -               -         (20,386,535)
option grants
Amortization of compensation                 -            -                 -               -               -           2,404,056
related to stock option grants
Comprehensive income
  Net income                                 -            -                 -      20,516,827               -                   -
  Other comprehensive income
    Translation adjustment                   -            -                 -      (2,342,437)     (2,342,437)                  -

Comprehensive Income                         -            -                 -     $18,174,390               -                   -
Adjustment on deconsolidation                -            -                 -               -               -                   -
of subsidiary
Repayment of loan to trust                   -            -                 -               -               -                   -
-----------------------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 1998     64,068,800   $4,545,811      $ 44,802,455               -     $(9,384,666)        $25,813,924)
-----------------------------------------------------------------------------------------------------------------------------------

                                  Loan to Trust         Retained                Total
                                                        earnings        stockholders'
                                                                               equity

--------------------------------------------------------------------------------------
Balance as of March 31, 1997        $   (24,502)     $19,681,740        $  30,640,229
--------------------------------------------------------------------------------------
Stock split                                   -       (2,028,521)                   -
Cash dividends declared                       -       (2,003,139)          (2,003,139)
Common stock issued upon               (911,863)               -            1,108,487
exercise of warrants
Compensation related to stock                 -                -                    -
option grants
Amortization of compensation                  -                -            2,566,613
related to stock option grants
Comprehensive income
  Net income                                  -       12,344,188           12,344,188
  Other comprehensive income
    Translation adjustment                    -                -           (3,510,418)

Comprehensive Income                          -                -                    -
--------------------------------------------------------------------------------------
Balance as of March 31, 1998           (936,365)       27,994,268          41,145,960
--------------------------------------------------------------------------------------

Cash dividends declared                       -        (1,037,628)         (1,037,628)
Compensation related to stock                 -                 -                   -
option grants
Amortization of compensation                  -                 -           2,404,056
related to stock option grants
Comprehensive income
  Net income                                  -        20,516,827          20,516,827
  Other comprehensive income
    Translation adjustment                    -                 -          (2,342,437)

Comprehensive Income                          -                 -                   -
Adjustment on deconsolidation                 -         2,468,831           2,468,831
of subsidiary
Repayment of loan to trust              109,733                 -             109,733
--------------------------------------------------------------------------------------
Balance as of December 31, 1998     $  (826,632)     $ 49,942,298        $ 63,265,342
--------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                         5 of 32

Statements of Stockholders' Equity
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
                                             Equity Shares           Additional paid-     Comprehensive         Accumulated
                                         Shares        Par value         -in Capital             income               Other
                                                                                                              Comprehensive
                                                                                                                     Income
---------------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 1998         64,068,800    $  4,545,811    $   44,802,455                  -      $   (9,384,666)
---------------------------------------------------------------------------------------------------------------------------
Stock split                                      -       3,800,949                 -                  -                   -
Cash dividends declared                          -               -                 -                  -                   -
Common stock issued                      2,070,000         245,377        66,025,699                  -                   -
Compensation related to stock
option grants                                    -               -        10,021,357                  -                   -
Amortization of compensation
related to stock option grants                   -               -                 -                  -                   -
Comprehensive income
  Net income                                     -               -                 -         (3,070,739)                  -
  Other comprehensive income
    Translation adjustment                       -               -                 -            284,004             284,004
                                                                                          -------------
Comprehensive Income                             -               -                 -         (2,786,735)                  -
                                                                                          =============
Repayment on loan to trust                       -               -                 -                                      -
---------------------------------------------------------------------------------------------------------------------------
Balance as of March 31, 1999            66,138,800       8,592,137       120,849,511                  -          (9,100,662)
---------------------------------------------------------------------------------------------------------------------------
Cash dividends declared                          -               -                 -                  -                   -
Common stock issued                              -               -          (523,454)                 -                   -
Compensation related to stock
option grants                                    -               -         1,029,649                  -                   -
Amortization of compensation
related to stock option grants                   -               -                 -                  -                   -
Comprehensive income
  Net income                                     -               -                 -         43,448,318                   -
  Other comprehensive income
    Translation adjustment                       -               -                 -         (4,627,766)         (4,627,766)
                                                                                          -------------
Comprehensive Income                             -               -                 -      $  38,820,552                   -
---------------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 1999         66,138,800    $  8,592,137    $  121,355,706                  -      $  (13,728,428)
---------------------------------------------------------------------------------------------------------------------------

Statements of Stockholders' Equity
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
                                          Deferred   Loan to Trust          Retained              Total
                                    compensation -                          earnings       stockholders'
                                    Employee Stock                                               equity
                                        Offer Plan
-------------------------------------------------------------------------------------------------------
Balance as of December 31, 1998     $  (25,813,924)   $   (826,632)   $   49,942,298      $  63,265,342
-------------------------------------------------------------------------------------------------------
Stock split                                      -               -        (3,800,949)                 -
Cash dividends declared                          -               -        (2,115,235)        (2,115,235)
Common stock issued                              -               -                 -         66,271,076
Compensation related to stock
option grants                          (10,021,357)              -                 -                  -
Amortization of compensation
related to stock option grants          14,148,482               -                 -         14,148,482
Comprehensive income
  Net income                                     -               -        (3,070,739)        (3,070,739)
  Other comprehensive income
    Translation adjustment                       -               -                 -            284,004
Comprehensive Income                             -               -                 -                  -

Repayment on loan to trust                       -    $    826,632                 -            826,632
-------------------------------------------------------------------------------------------------------
Balance as of March 31, 1999           (21,686,799)              -        40,955,375        139,609,562
-------------------------------------------------------------------------------------------------------
Cash dividends declared                          -               -        (2,526,872)        (2,526,872)
Common stock issued                              -               -                 -           (523,454)
Compensation related to stock
option grants                           (1,029,649)              -                 -                  -
Amortization of compensation
related to stock option grants           3,836,104               -                 -          3,836,104
Comprehensive income
  Net income                                     -               -        43,448,318         43,448,318
  Other comprehensive income
    Translation adjustment                       -               -                 -         (4,627,766)

Comprehensive Income                             -               -                 -                  -
-------------------------------------------------------------------------------------------------------
Balance as of December 31, 1999     $  (18,880,344)              -    $   81,876,821      $ 179,215,892
-------------------------------------------------------------------------------------------------------

  The figures reflect the 2-for-1 Stock Split approved by the Shareholders on December 29, 1999
  See accompanying notes to financial statements

  ______________________________________________________________________________
                                                                         6 of 32

Statement of Cash Flows


                                                                         Nine months ended December 31,    Year ended
                                                                                                            March 31,
                                                                              1999             1998           1999
                                                                          (Unaudited)      (Unaudited)      (Audited)
----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                 $ 43,448,318    $ 20,516,827   $ 17,446,088
Adjustments to reconcile net income to net cash provided by operating activities
Gain on sale of property, plant and equipment                                   (20,139)              -              -
Depreciation                                                                  7,976,831       5,101,292      8,521,009
Deferred tax benefit                                                            (72,805)       (552,363)      (625,427)
Gain on sale of investment in deconsolidated subsidiary                               -        (620,958)      (620,958)
Amortization of deferred stock compensation expense                           3,836,104       2,404,057     16,552,538
Loss relating to deconsolidated subsidiary                                            -       2,085,887      2,085,887
Changes in assets and liabilities
Accounts receivables                                                        (11,757,422)    (11,327,154)   (10,113,425)
Prepaid expenses and other current assets                                    (2,926,239)     (1,602,704)    (2,035,203)
Prepaid income taxes                                                            467,730       2,119,485      1,492,766
Accounts payable                                                                 82,356         (18,364)       (24,459)
Client deposits                                                                  37,803         (80,364)      (171,653)
Unearned revenue                                                                716,214       5,356,200      4,598,612
Other accrued liabilities                                                       616,743       1,583,022      3,015,104
----------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                    42,405,494      24,964,863     40,120,879
======================================================================================================================
CASH FLOWS FROM INVESTING ACTIVITIES
Expenditure on property, plant and equipment                                (23,840,967)    (11,598,726)   (16,123,557)
Proceeds from sale of property, plant and equipment                              22,636           5,704          5,704
Loans to employees                                                           (2,994,276)     (1,579,837)    (2,181,715)
Proceeds from sale of investment in deconsolidated subsidiary                         -       1,500,000      1,500,000
Purchase of investments in affiliates                                                 -        (177,576)      (177,576)
----------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                       (26,812,607)    (11,850,435)   (16,977,144)
======================================================================================================================
CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from issuance of Equity Shares                                    (523,454)              -     66,271,076
Payment of cash dividends                                                    (2,526,872)     (1,037,628)    (2,371,673)
Loan to trust                                                                         -         109,733        936,365
----------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                          (3,050,326)       (927,895)    64,835,768
======================================================================================================================
Effect of exchange rate changes on cash                                      (4,627,766)     (2,342,437)    (2,058,433)
Effect of deconsolidation on cash                                                     -      (2,465,372)    (2,465,372)
Net increase/(decrease) in cash and cash equivalents during the period        7,914,795       7,378,724     83,455,698
----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at the beginning of the period                     98,874,963      15,419,265     15,419,265
----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at the end of the period                         $106,789,758    $ 22,797,989   $ 98,874,963
======================================================================================================================
Supplementary information:
Cash paid towards interest                                                            -               -              -
Cash paid towards taxes                                                    $  5,751,172    $  1,412,515   $  3,364,318
----------------------------------------------------------------------------------------------------------------------

Notes to financial statements
--------------------------------------------------------------------------------

1.   Significant accounting policies

1.1  The company

     Infosys Technologies Limited (the "company") is one of India's leading information technology ("IT") services company. Infosys utilizes an extensive offshore infrastructure to provide managed software solutions to clients worldwide. Headquartered in Bangalore, India, the company has 12 state-of-the-art offshore software development facilities located throughout India that enable it to provide high quality, cost-effective services to clients in a resource-constrained environment. The company's services, which are offered on either a fixed-price, fixed-time frame or a time-and-materials basis, include custom software development, maintenance (including Year 2000 conversion) and re-engineering services as well as dedicated offshore software development centers for certain clients. In addition, the company develops and markets certain software products.

1.2  Basis of preparation of financial statements

     The accompanying financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles ("US GAAP"). All amounts are stated in US dollars.

1.3  Principles of consolidation

     The financial statements of the company were consolidated with the accounts of its wholly owned subsidiary, Yantra Corporation ("Yantra") during fiscal 1997 and 1998. On October 20, 1998, the company's voting control of Yantra declined to approximately 47%. Accordingly, the company has followed the equity method of accounting for Yantra in fiscal 1999.

     The company continues to own all the outstanding common shares of Yantra but has no financial obligations or commitments to Yantra and does not intend to provide Yantra with financial support. Accordingly, no losses subsequent to October 20, 1998 have been recognized by the company. The excess of the company's previously recognized losses over the basis of its investments in Yantra as of October 20, 1998 have been credited to retained earnings.

     Yantra was incorporated in the United States in fiscal 1996 for the development of software products in the retail and distribution areas. All inter-company transactions between the company and Yantra have been eliminated.

1.4  Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Examples of such estimates include estimates of expected contract costs to be incurred to complete software development, allowance for doubtful accounts, future obligations under employee benefit plans and useful lives of property, plant and equipment. Actual results could differ from those estimates.

1.5  Revenue recognition

     The company derives its revenues primarily from software services and from the licensing of software products. Revenue with respect to time-and-material contracts is recognized as related costs are incurred. Revenue from fixed-price, fixed-time frame contracts is recognized upon the achievement of specified milestones identified in the related contracts, in accordance with the percentage of completion method. Selling, general and administrative expenses are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. The company provides its clients with a three-month warranty for corrections of errors and telephone support for all its fixed-price, fixed-time frame contracts. Costs associated with such services are accrued at the time the related revenue is recorded.

     Revenue from licensing of software products is recognized upon shipment of products and fulfillment of acceptance terms, if any, provided that no significant vendor obligations remain and the collection of the related receivable is probable. When the company receives advance payments for software products, such payments are reported as client deposits until all conditions for revenue recognition are met. Maintenance revenue arising due to the sale of software products is deferred and recognized ratably over the term of the agreement, generally 12 months. Revenue from client training, support, and other services arising due to the sale of software products is recognized as the services are performed.

1.6  Cash and cash equivalents

     The company considers all highly liquid investments with a remaining maturity at the date of purchase/ investment of three months or less to be cash equivalents. Cash and cash equivalents consist of cash, cash on deposit with banks, marketable securities and deposits with corporations.

--------------------------------------------------------------------------------
                                                                         8 of 32

1.7  Property, plant and equipment

     Property, plant and equipment are stated at cost. The company computes depreciation for all property, plant and equipment using the straight-line method. The estimated useful lives of assets are as follows:

     Buildings                                    15 years
     Furniture and fixtures                        5 years
     Computer equipment                          2-5 years
     Plant and equipment                           5 years
     Vehicles                                      5 years

     The cost of software purchased for use in software development and services is charged to the cost of revenues at the time of acquisition. The third party software expense during period ended December 31, 1999, December 31, 1998 and fiscal 1999 were $ 3,169,694, $ 2,899,070 and $ 3,538,590 respectively.

     Deposits paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of property, plant and equipment not put to use before such date are disclosed under Capital work-in-progress.

1.8  Impairment of long-lived assets

     The company evaluates the recoverability of its long-lived assets and certain identifiable intangibles, if any, whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.

     Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. Assets to be disposed are reported at the lower of the carrying value or the fair value less cost to sell.

1.9  Research and development

     Research and development costs are expensed as incurred. Software product development costs are expensed as incurred until technological feasibility is achieved. Software product development costs incurred subsequent to the achievement of technological feasibility have not been significant and have been expensed as incurred.

1.10 Foreign currency translation

     The accompanying financial statements are reported in US dollars. The functional currency of the company is the Indian rupee. The translation of the Indian rupee into US dollars is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date, and for revenue and expense accounts using a monthly simple average exchange rate for the respective periods. The gains or losses resulting from such translation are reported as other comprehensive income, a separate component of stockholders' equity. The method for translating expenses of overseas operations depends upon the funds used. If the payment were made from a rupee denominated bank account, the exchange rate prevailing on the date of the payment would apply. If the payment is made from a foreign currency, i.e., non-rupee denominated account, the translation into rupees is performed at the average monthly exchange rate.

1.11 Foreign currency transactions

     The company enters into foreign exchange forward contracts to limit the effect of exchange rate changes on its foreign currency receivables. Gains and losses on these contracts are recognized as income or expense in the statements of income as incurred, over the life of the contract.

1.12 Earnings per share

     On January 1, 1998, the company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share". In accordance with SFAS No. 128, the basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period, using the treasury stock method for options and warrants, except where the results would be anti-dilutive.

1.13 Income taxes

     Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred tax assets and liabilities is recognized as income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits of which future realization is uncertain.

1.14 Fair value of financial instruments

     The carrying amounts reflected in the balance sheets for cash, cash equivalents, accounts receivable and accounts payable approximate their respective fair values due to the short maturities of these instruments.

--------------------------------------------------------------------------------
                                                                         9 of 32

1.15 Concentration of risk

     Financial instruments that potentially subject the company to concentrations of credit risk consist principally of cash equivalents and trade receivables. The company's cash resources are invested with corporations, financial institutions and banks with high investment grade credit ratings. Limitations have been established by the company as to the maximum amount of cash that may be invested with any such single entity. To reduce its credit risk, the company performs ongoing credit evaluations of clients.

1.16 Retirement benefits to employees

     1.16.1    Gratuity

     In accordance with the Indian law, the company provides for gratuity, a defined benefit retirement plan (the "Gratuity Plan") covering all employees. The plan provides a lump sum payment to vested employees at retirement or termination of employment of an amount based on the respective employee's salary and the years of employment with the company. Until March 31, 1997, the company contributed each year to a gratuity fund maintained by the Life Insurance Corporation of India based upon actuarial valuations. No additional contributions were required to be made by the company in excess of the unpaid contributions to the plan.

     Effective April 1, 1997, the company established the Infosys Technologies Limited Employees' Group Gratuity Fund Trust (the "Gratuity Fund Trust"). Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, based upon which the company makes contributions to the Gratuity Fund Trust. Trustees administer the contributions made to the Gratuity Fund Trust. The funds contributed to the Gratuity Fund Trust are invested in specific securities as mandated by the law and generally consist of federal and state government bonds and the debt instruments of government-owned corporations.

     1.16.2    Superannuation

     Apart from being covered under the Gratuity Plan described above, the senior officers of the company are also participants in a defined contribution benefit plan maintained by the company. The plan is termed the superannuation plan to which the company makes monthly contributions based on a specified percentage of each covered employee's salary. The company has no further obligations under the plan beyond its monthly contributions.

     1.16.3    Provident Fund

     In addition to the above benefits, all employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and employer make monthly contributions to the plan, each equal to 12% of the covered employee's salary. Until July 1996, the company contributed to the employees' provident fund maintained by the Government of India. Effective August 1996, the company established a provident fund trust to which a part of the contributions are made each month. The remainder of the contributions are made to the Government's provident fund. The company has no further obligations under the plan beyond its monthly contributions.

     1.17      Investments

     Investments where the company controls between 20% and 50% of the voting interest are accounted for using the equity method. Investment securities in which the company controls less than 20% voting interest are currently classified as "available-for-sale" securities.

     Investment securities designated as "available-for-sale" is carried at fair value based on quoted market prices, with unrealized gains and losses, net of deferred income taxes, reported as a separate component of stockholders' equity. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in the statements of income. The cost of securities sold is based on the specific identification method. Interest and dividend on securities classified as "available-for-sale" are included in interest income.

     1.18      Stock-based compensation

     The company uses the intrinsic value-based method of Accounting Principles Board ("APB") Opinion No. 25 to account for its employee stock-based compensation plan. The company has therefore adopted the pro forma disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation".

--------------------------------------------------------------------------------
                                                                        10 of 32

2.       Notes to financial statements

2.1  Cash and cash equivalents
     The cost and fair values for cash and cash equivalents as of December 31, 1999, December 31, 1998 and fiscal 1999 are as follows:

     ------------------------------------------------------------------------------------------------------------
                                                                                              Cost and fair value
     ------------------------------------------------------------------------------------------------------------
     December 31, 1999
     Cash and cash equivalents
     Cash and bank deposits                                                                          $ 90,879,330
     Deposits with corporations                                                                        15,910,428
     ------------------------------------------------------------------------------------------------------------
                                                                                                    $ 106,789,758
     ------------------------------------------------------------------------------------------------------------
     December 31, 1998
     Cash and cash equivalents
     Cash and bank deposits                                                                          $ 22,797,989
     Deposits with corporations                                                                                 -
     ------------------------------------------------------------------------------------------------------------
                                                                                                     $ 22,797,989
     ------------------------------------------------------------------------------------------------------------
     March 31, 1999
     Cash and cash equivalents
     Cash and bank deposits                                                                          $ 96,119,672
     Deposits with corporations                                                                         2,755,291
     ------------------------------------------------------------------------------------------------------------
                                                                                                     $ 98,874,963
     ------------------------------------------------------------------------------------------------------------

2.2  Accounts receivable
     The accounts receivable, as of December 31, 1999, amounted to $ 31,814,100, net of allowance for doubtful accounts of $ 783,495 and the accounts receivable, as of December 31, 1998, amounted to $ 21,270,407, net of allowance for doubtful accounts of $ 317,325. The accounts receivable, as of March 31, 1999 amounted to 20,056,678, net of allowance for doubtful accounts of $ 301,930. The age profile is as given below.

                                                                                                      in %
     ----------------------------------------------------------------------------------------------------------
     Period in days                                    December 31, 1999  December 31, 1998      March 31, 1999
     ----------------------------------------------------------------------------------------------------------
     0 - 30                                                         51.3               50.1                58.8
     31 - 60                                                        30.7               34.9                24.5
     61 - 90                                                         9.1               11.0                10.8
     More than 90                                                    8.9                4.0                 5.9
     ----------------------------------------------------------------------------------------------------------
                                                                   100.0              100.0               100.0
     ----------------------------------------------------------------------------------------------------------

2.3  Prepaid expenses and other current assets
     Prepaid expenses and other current assets consist of the following:

     ----------------------------------------------------------------------------------------------------------
                                                       December 31, 1999  December 31, 1998      March 31, 1999
     ----------------------------------------------------------------------------------------------------------
     Rent deposits                                           $ 1,754,705        $ 1,383,499         $ 1,403,445
     Deposits with government organizations                      352,183             82,421             172,386
     Loans to employees                                        3,845,537          1,603,769           1,983,319
     Prepaid expenses                                          2,692,995          2,078,932           2,120,036
     Other deposits                                               16,142            154,203              56,137
     ----------------------------------------------------------------------------------------------------------
                                                             $ 8,661,562        $ 5,302,824         $ 5,735,323
     ----------------------------------------------------------------------------------------------------------

     Other deposits represent advance payments to vendors for the supply of goods and rendering of services. Deposits with government organizations relate principally to leased telephone lines and electricity supplies.


--------------------------------------------------------------------------------
                                                                        11 of 32

2.4  Property, plant and equipment - net

     Property, plant and equipment consist of the following:

     ----------------------------------------------------------------------------------------------------------
                                                       December 31, 1999  December 31, 1998      March 31, 1999
     ----------------------------------------------------------------------------------------------------------
     Land                                                    $ 4,027,893        $ 2,564,102         $ 2,580,924
     Buildings                                                 9,171,521          6,075,633           6,831,097
     Furniture and fixtures                                    6,489,863          4,287,533           4,966,929
     Computer equipment                                       23,576,766         15,852,251          18,290,126
     Plant and machinery                                      10,263,152          6,702,198           7,375,578
     Vehicles                                                     31,370             41,546              41,684
     Capital work-in-progress                                 12,929,569          3,577,410           3,531,936
     ----------------------------------------------------------------------------------------------------------
                                                              66,490,134         39,100,673          43,618,274
     Accumulated depreciation                                (26,728,182)       (16,305,475)        (19,717,961)
     ----------------------------------------------------------------------------------------------------------
                                                            $ 39,761,952       $ 22,795,198        $ 23,900,313
     ----------------------------------------------------------------------------------------------------------

     Depreciation expense amounted to $ 7,976,831, $ 5,101,292 and $ 8,521,009 for the period ended December 31, 1999, December 31, 1998 and fiscal 1999 respectively.

2.5  Other assets

     Other assets mainly represent the non-current portion of loans to employees.

2.6  Related parties

     The company grants loans to employees for acquiring assets such as property and cars. Such loans are repayable over fixed periods ranging from 1 to 100 months. The rates at which the loans have been made to employees vary between 0% to 4%. No loans have been made to employees in connection with equity issues. The loans are generally secured by the assets acquired by the employees. As of December 31, 1999, December 31, 1998 and March 31, 1999, amounts receivable from officers amounting to $ 382,632, $ 276,849 and $ 265,669, are included in prepaid expenses and other current assets and other assets in the accompanying balance sheets.

     The required repayments of loans by employees are as detailed below.

     ----------------------------------------------------------------------------------------------------------
                                                       December 31, 1999  December 31, 1998      March 31, 1999
     ----------------------------------------------------------------------------------------------------------
     1999                                                              -        $ 1,603,769                   -
     2000                                                    $ 3,845,537            779,478         $ 1,983,319
     2001                                                      1,703,585            628,652             953,440
     2002                                                      1,283,160            421,730             755,672
     2003                                                        799,396            310,974             528,918
     2004                                                        668,118                  -             394,854
     Thereafter                                                1,737,023            454,294             564,122
     ----------------------------------------------------------------------------------------------------------
     Total                                                  $ 10,036,819        $ 4,198,897         $ 5,180,325
     ----------------------------------------------------------------------------------------------------------

     The estimated fair value amounts of the related party receivables at the balance sheet date, amounts to $ 9,420,503, $ 3,940,938 and $ 4,858,797 as of December 31, 1999, December 31, 1998 and fiscal 1999. These amounts have been determined using available market information and appropriate valuation methodologies. Considerable judgement is required to develop the estimates of fair value. Thus, the estimates provided herein are not necessarily indicative of the amounts that the company could realize in the market.

2.7   Other accrued liabilities

     ----------------------------------------------------------------------------------------------------------
                                                       December 31, 1999  December 31, 1998      March 31, 1999
     ----------------------------------------------------------------------------------------------------------
     Accrued compensation to staff                           $ 4,230,913        $ 2,418,987         $ 3,116,559
     Accrued dividends                                           373,662            597,252           2,146,039
     Provision for post sales client support                   1,244,062            827,216             829,964
     Others                                                    3,167,906          2,343,073           2,307,238
     ----------------------------------------------------------------------------------------------------------
                                                             $ 9,016,543        $ 6,186,528         $ 8,399,800
     ----------------------------------------------------------------------------------------------------------

     Accrued dividends represent dividends recommended and proposed by the board of directors, subject to the approval of the shareholders.


--------------------------------------------------------------------------------
                                                                        12 of 32

2.8  Employee post-retirement benefits

     2.8.1     Superannuation benefits

     The company contributed $ 169,696, $ 108,784 and $ 145,051 to the superannuation plan during the period ended December 31, 1999, December 31, 1998 and fiscal 1999, respectively.

     2.8.2     Provident fund benefits

     In addition, the company contributed $ 865,029, $ 585,358 and $ 812,117 to the provident fund plan during the period ended December 31, 1999, December 31, 1998 and fiscal 1999, respectively.

2.9  Preferred stock of subsidiary

     In September 1997, the company's subsidiary, Yantra, sold 5,000,000 shares of Series A Convertible Preferred Stock, par value $ 0.01 per share ("Series A Convertible Preferred") at $ 0.75 per share for $ 3,750,000 in cash. The related offering costs of $ 49,853 were offset against the proceeds of the issue. Of these, 2,000,000 shares were issued to the company and 3,000,000 shares were issued to third party investors. The preferred stock issued to the company is eliminated upon consolidation. Preferred stock issued to third party investors is reported in the balance sheet as preferred stock of subsidiary.

     In August 1998, Yantra sold 4,800,000 shares of Series B Convertible Preferred Stock, par value $ 0.01 per share ("Series B Convertible Preferred") at $ 1.25 per share for $ 6,000,000 in cash to venture capitalists. The related offering costs of $ 44,416 were offset against the proceeds of the issue. In connection with this sale, Yantra issued warrants to purchase 810,811 shares of Series B-1 Convertible Preferred Stock, par value $ 0.01 per share ("Series B-1 Convertible Preferred"), at $ 0.01 per share for $ 8,108 in cash. Such warrants are immediately exercisable and expire in seven years. The exercise price of the warrants is based upon the then current market price of the Series B-1 Convertible Preferred at the time of exercise.

     The holders of Series A Convertible Preferred are entitled to the following rights, privileges and restrictions:

     Holders of Series A Convertible Preferred vote with holders of common stock on an as-converted basis, except as otherwise required by Delaware law. The Series A Convertible Preferred are convertible into common stock at a 1:1 ratio (subject to certain adjustments): (i) automatically in the event of an initial public offering with gross proceeds of $ 10,000,000 or more; or
     (ii) at any time at the holder's option. The holders of Series A Convertible Preferred are entitled to a 6% cumulative dividend ($ 0.045 per share) and to receive additional dividends at the same rate of dividends, if any, declared and paid on the common stock, calculated on an as-converted basis. Upon a liquidation or sale of Yantra, holders of the Series A Convertible Preferred are entitled to a liquidation preference of $ 0.75 per share plus accrued and unpaid dividends; and any remaining assets will be distributed to holders of the common stock. The Series A Convertible Preferred is redeemable at the election of holders of 75% of the outstanding shares of Series A Convertible Preferred at any time after September 29, 2004 at a redemption price of $ 0.75 per share plus accrued but unpaid dividends.

     The holders of Series B and B-1 Convertible Preferred are entitled to similar rights, privileges and restrictions as that of Series A Convertible Preferred.

     In October 1998, Infosys sold 1,363,637 shares of Series A Convertible Preferred in Yantra, having a cost basis of $ 879,042 to a third party investor for $ 1,500,000 thereby recognizing a gain of $ 620,958 and reducing its voting interest in Yantra to approximately 47%. The company presently accounts for Yantra by the equity method. De-consolidation of Yantra has resulted in a credit to the company's retained earnings of an amount of $ 2,468,831 representing the excess of Yantra's losses previously recognized by the company, amounting to $ 4,445,903, over the company's residual investment basis in Yantra amounting to $ 1,977,072. The net assets and liabilities of Yantra as of March 31, 1998 and October 20, 1998 (unaudited) respectively, are presented below:

     ------------------------------------------------------------------------------------------------------
                                                                 October 20, 1998            March 31, 1998
                                                                      (unaudited)
     ------------------------------------------------------------------------------------------------------
     Preferred stock (net of Infosys' holdings)                       $ 9,485,228                $2,317,500
     Current liabilities                                                1,288,913                   325,947
     ------------------------------------------------------------------------------------------------------
     Total liabilities                                                 10,774,141                 2,643,447
     Current assets                                                     7,422,303                 2,836,372
     Property, plant and equipment                                        491,044                   243,196
     Other assets                                                         391,963                    10,314
     ------------------------------------------------------------------------------------------------------
     Total assets                                                     $ 8,305,310                $3,089,882
     ------------------------------------------------------------------------------------------------------
     Net (Assets)/Liabilities                                         $ 2,468,831                $ (446,435)
     ------------------------------------------------------------------------------------------------------

________________________________________________________________________________
                                                                        13 of 32

2.10  Stockholders' equity

      The company has only one class of capital stock referred to herein as equity shares. In fiscal 1999, the board of directors authorized a two-for-one stock split of the company's equity shares effected in the form of a stock dividend. Also, during the period ending December 31, 1999, the board of directors authorized a two-for-one stock split of the company's equity shares. All references in the financial statements to number of shares, per share amounts and market prices of the company's equity shares have been retroactively restated to reflect the increased number of shares outstanding resulting from the stock splits.

2.11  Equity shares

      Voting
      Each holder of equity shares is entitled to one vote per share.

      Dividends
      Should the company declare and pay dividends, such dividends will be paid in Indian Rupees and is paid pro rata from the date of holding such shares.

      Indian law mandates that any dividend be declared out of distributable profits only after the transfer of up to 10% of net income computed in accordance with current regulations to a general reserve. Also, the remittance of dividends outside India is governed by Indian law on foreign exchange. Such dividend payments are also subject to applicable withholding taxes. The company declared a cash dividend of $ 2,526,872, $ 1,037,628 and $ 3,152,863 during the period ended December 31, 1999, December 31, 1998 and fiscal 1999, respectively.

      Liquidation

      In the event of any liquidation of the company, the holders of common stock shall be entitled to receive all of the remaining assets of the company, after distribution of all preferential amounts, if any. Such amounts will be in proportion to the number of shares of equity shares held by the shareholders.

      Stock options
      There are no voting, dividend or liquidation rights to the holders of warrants issued under the company's stock option plan.

2.12  Other income, net

      Other income, net, consists of the following:

      --------------------------------------------------------------------------------------------------------
                                                         December 31, 1999   December 31, 1998  March 31, 1999
      --------------------------------------------------------------------------------------------------------
      Interest income and others                                $4,464,709          $  492,689      $  916,040
      Gain on sale of investment in subsidiary                           -             620,958         620,958
      Income from sale of special import licenses                  468,098                   -               -
      Exchange differences on translation of foreign
        currency deposits                                        2,120,112                   -               -
      --------------------------------------------------------------------------------------------------------
                                                                $7,052,919          $1,113,647      $1,536,998
      --------------------------------------------------------------------------------------------------------

2.13  Operating leases

      The company has various operating leases for office buildings that are renewable on a periodic basis at its option. Rental expense for operating leases for the period ended December 31, 1999, December 31, 1998 and fiscal 1999 were $ 1,704,656, $ 1,287,611 and $ 1,770,413, respectively.
      The operating leases are can be cancelled at the company's option.

      The company leases some of its office space under several non-cancellable operating leases for the periods ranging from 3 to 5 years. The schedule of minimum future rental payments is as follows :

      --------------------------------------------------------------------
      Period ending December 31,
      --------------------------------------------------------------------
      2000                                                      $  758,271
      2001                                                         706,998
      2002                                                         733,719
      2003                                                         516,968
      2004                                                         107,976
      --------------------------------------------------------------------
      Total                                                     $2,823,932
      --------------------------------------------------------------------

2.14  Research and development

      Selling, general and administrative expenses in the accompanying statements of income include research and development expenses of $1,337,656, $ 2,227,225 and $ 2,819,326, for the period ended December 31,
      1999, December 31, 1998 and fiscal 1999, respectively.

________________________________________________________________________________
                                                                        14 of 32

2.15  Employees Stock Offer Plan

      1994 Employees Stock Offer Plan. In September 1994, the company established the Employees Stock Offer Plan ("ESOP") which provides for the issuance of 6,000,000 warrants (as adjusted for the stock split effective June 1997, December 1998 and December 1999) to eligible employees. The warrants were issued to an employee welfare trust (the "Trust") at Re.1 each and were purchased by the Trust using the proceeds of a loan obtained from the company. The Trust holds the warrants and transfers them to eligible employees at Re.1 each. Each warrant entitles the holder to purchase one of the company's equity shares at a price of Rs.100 per share. The warrants and the equity shares received upon the exercise of warrants are subject to a five-year aggregate vesting period from the date of issue of warrants to employees. The warrants expire upon the earlier of five years from the date of issue or September 1999. The fair market value of each warrant is the market price of the underlying equity shares on the date of the grant.

      In 1997, in anticipation of a share dividend to be declared by the company, the Trust exercised all warrants held by it and converted them into equity shares with the proceeds of a loan obtained from the company. In connection with the warrant exercise and the share dividend, on an adjusted basis, 3,011,200 equity shares were issued to employees of the company who exercised stock purchase rights and 2,988,800 equity shares were issued to the Trust for future issuance to employees pursuant to the ESOP. Following such exercise, there were no longer any rights to purchase equity shares from the company in connection with the ESOP. Only equity shares held by the Trust remained for future issues to employees, subject to vesting provisions. The equity shares acquired upon the exercise of the warrants vests 100% upon the completion of five years of service. The warrant holders were entitled to exercise early, but the shares received are subject to the five-year vesting period. As of December 31, 1999, the company's outstanding equity shares included 506,800 shares held by the Trust of which 345,200 were allotted to employees, subject to vesting provisions and have been included in the calculation of diluted earnings per share. The balance 161,600 equity shares have not been considered outstanding in the diluted earnings per share calculations. The warrants allotted and the underlying equity shares are not subject to any repurchase obligations by the company.

      The company has elected to use the intrinsic value-based method of APB Opinion No. 25 to account for its employee stock-based compensation plan. During fiscal 1999, the company recorded deferred compensation of $ 30,407,892, for the difference, on the grant date, between the exercise price and the fair value as determined by quoted market prices of the common stock underlying the warrants. The deferred compensation is amortized on a straight-line basis over the vesting period of the warrants/equity shares.

      In fiscal 1999, the company declared a stock split of two equity shares for each equity share outstanding to all its shareholders including participants in the ESOP in the form of a stock dividend and consequently recognized an accelerated compensation charge at the time of the stock dividend amounting to $ 12,906,962.

      1998 Employees Stock Option Plan (the 1998 Plan). The company's 1998 Plan provides for the grant of non-statutory stock options and incentive stock options to employees of the company. The 1998 Plan was approved by the board of directors in December 1997 and by the shareholders in January 1998. The Government of India has approved the 1998 Plan, subject to a limit of 1,470,000 equity shares representing 2,940,000 American Depositary Shares to be issued under the Plan. Unless terminated sooner, the 1998 Plan will terminate automatically in January 2008. All options under the 1998 Plan will be exercisable for equity shares represented by American Depositary Shares (ADSs). The 1998 Plan may be administered by the board of directors or a committee of the board.

      1999 Stock Option Plan (the 1999 Plan) The 1999 Plan was approved by the shareholders and the board of directors in June 1999. The 1999 Plan provides for the issue of 6,600,000 equity shares to employees. The 1999 Plan is administered by a compensation committee comprising a maximum of seven members, the majority of whom are independent directors on the board of directors. Under the 1999 Plan, options will be issued to employees at an exercise price not less than the Fair Market Value. Fair Market Value means the closing price of the company's shares on the stock exchange where there is the highest trading volume on a given date and if the shares are not traded on that day, the closing price on the next trading day. Under the 1999 Plan, options may also be issued to employees at exercise prices that are less than Fair Market Value only if specifically approved by the members of the Company in a general meeting.

      Activity in the warrants/Options held by the 1994 Employee Stock Offer Plan, the 1998 Plan and the 1999 Plan during the period adjusted to reflect the 2-for-1 Stock Split approved by the Shareholders on December 29, 1999 is as follows:

      ---------------------------------------------------------------------------------------------------------------------------
                                        December 31, 1999               December 31, 1998                March 31, 1999
      ---------------------------------------------------------------------------------------------------------------------------
                                   Shares arising        Weighted  Shares arising        Weighted   Shares arising       Weighted
                                   out of options         average  out of options         average   out of options        average
                                                   exercise price                  exercise price                  exercise price
      ---------------------------------------------------------------------------------------------------------------------------
      1994 Option plan:
      Outstanding at the beginning
        of the year                       328,000               -       1,037,200               -        1,037,200              -
      Granted                              30,000         $  1.16       1,656,400          $ 1.18        1,984,400         $ 0.59
      Forfeited                           (12,800)        $  1.16         (18,800)         $ 1.18          (36,400)          0.59
      Exercised                                 -                               -                       (2,657,200)
      Outstanding at the end of the
        year                              345,200               -       2,674,800               -          328,000              -
      Exercisable at the end of the
        year
      Weighted-average fair value
        of grants during the period
        at less than market             $   35.48                                          $13.04                          $18.43

      1998 Option plan:
      Outstanding at the beginning
        of the year                       213,000               -               -               -                -              -

________________________________________________________________________________
                                                                        15 of 32

      ---------------------------------------------------------------------------------------------------------------------------
                                        December 31, 1999               December 31, 1998                March 31, 1999
      ---------------------------------------------------------------------------------------------------------------------------
                                   Shares arising        Weighted  Shares arising          Weight   Shares arising       Weighted
                                   out of options         average  out of options         average   out of options        average
                                                   exercise price                  exercise price                  exercise price
      ---------------------------------------------------------------------------------------------------------------------------
       Granted                            116,000       $  179.00               -               -          213,000       $  34.00
       Forfeited                           (3,500)      $   34.00               -               -                -              -
       Exercised                                -               -               -               -                -              -
      Outstanding at the end of
      the year                            325,500               -               -               -          213,000              -
      Exercisable at the end of
        the year                                -               -               -               -                -              -
      Weighted-average fair value
        of grants during the year               -               -               -               -            34.00              -

      1999 Option plan:
      Outstanding at the beginning              -               -               -               -                -              -
        of the year
       Granted                            953,200       $   94.03               -               -                -              -
       Forfeited                                -               -               -               -                -              -
       Exercised                                -               -               -               -                -              -
      Outstanding at the end of
      the year                            953,200               -               -               -                -              -
      Exercisable at the end of
       the year                                 -               -               -               -                -              -
      Weighted-average fair value
        of grants during the year               -               -               -               -                -              -
      ---------------------------------------------------------------------------------------------------------------------------

      The following table summarizes information about stock options outstanding as of December 31, 1999:

      ----------------------------------------------------------------------------------------------------------------------
                                                    Outstanding                                        Exercisable
                            ------------------------------------------------------------------------------------------------
      Range of exercise       Number of           Weighted average    Weighted       Number of          Weighted
      Price                   shares arising      remaining           average        shares arising     average exercise
                              out of options      contractual life    exercise       out of options     price
                                                                      price
      ----------------------------------------------------------------------------------------------------------------------
      $ 1.16-$ 179.00         1,623,900           3.07 years          $72.62         1,623,900          $72.62
      ----------------------------------------------------------------------------------------------------------------------

2.16  Income taxes

      The provision for income taxes was composed of:

      ----------------------------------------------------------------------------------------------------------------------
                                                                December 31, 1999    December 31, 1998    March 31, 1999
      ----------------------------------------------------------------------------------------------------------------------
      Current taxes
      Domestic taxes                                                   $1,844,357           $1,416,049        $  777,351
      Foreign taxes                                                     4,447,350            2,688,880         4,725,726
      ----------------------------------------------------------------------------------------------------------------------
                                                                        6,291,707            4,104,929         5,503,077
      ----------------------------------------------------------------------------------------------------------------------
      Deferred taxes
      Domestic taxes                                                      (72,805)            (552,363)         (625,427)
      Foreign taxes                                                             -                    -                 -
      ----------------------------------------------------------------------------------------------------------------------
                                                                          (72,805)            (552,363)         (625,427)
      ----------------------------------------------------------------------------------------------------------------------
      Aggregate taxes                                                  $6,218,902           $3,552,566        $4,877,650
      ======================================================================================================================

      The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities and a description of the financial statement items that created these differences are:

      ----------------------------------------------------------------------------------------------------------------------
                                                                December 31, 1999    December 31, 1998    March 31, 1999
      ----------------------------------------------------------------------------------------------------------------------
      Deferred tax assets:
      Property, plant and equipment                                    $2,238,180           $1,642,311        $2,315,375
      ----------------------------------------------------------------------------------------------------------------------
                                                                        2,238,180            1,642,311         2,315,375
      Less: Valuation allowance                                          (450,000)                   -          (600,000)
      ----------------------------------------------------------------------------------------------------------------------
      Net deferred tax assets                                          $1,788,180           $1,642,311        $1,715,375
      ----------------------------------------------------------------------------------------------------------------------

  In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of the projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable



________________________________________________________________________________
                                                                        16 of 32
     taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not the company will realize the benefits of those deductible differences, net of the existing valuation differences at December 31, 1999. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

     The difference in net deferred tax expense (benefit) during the period ended December 31, 1999, December 31, 1998 and fiscal 1999 has been allocated as follows:

     -----------------------------------------------------------------------------------------------------------------
                                                                 December 31,        December 31,       March 31,
                                                                     1999                1998             1999
     -----------------------------------------------------------------------------------------------------------------
     Deferred tax expense/ (benefit) allocated to:
     Continuing operations                                      $    (72,805)        $  (552,363)     $  (625,427)
     -----------------------------------------------------------------------------------------------------------------
                                                                $    (72,805)        $  (552,363)     $  (625,427)
     =================================================================================================================

     -----------------------------------------------------------------------------------------------------------------
                                                                      December 31,        December 31,       March 31,
                                                                          1999                1998             1999
     -----------------------------------------------------------------------------------------------------------------

     Net income before taxes                                    $ 49,667,220         $24,069,393      $22,323,738
     Enacted tax rates in India                                         38.5%               35.0%            35.0%
     -----------------------------------------------------------------------------------------------------------------
     Computed expected tax expense                                19,121,880           8,424,288        7,813,308
     Less: Tax effect due to non-taxable export income           (18,905,103)         (8,359,751)      (7,680,942)
           Others                                                   (235,820)            819,149           19,558
     Effect of tax rate change                                     1,738,353                   -                -
     Effect of prior period tax adjustments                           52,242                   -                -
     -----------------------------------------------------------------------------------------------------------------
     Provision for Indian income tax                               1,771,552             883,686          151,924
     Effect of tax on foreign income                               4,447,350           2,668,880        3,701,898
     Effect of prior period foreign tax adjustments                        -                   -        1,023,828
     -----------------------------------------------------------------------------------------------------------------
     Total current taxes                                        $  6,218,902         $ 3,552,566      $ 4,877,650
     -----------------------------------------------------------------------------------------------------------------

     The provision for foreign taxes is due to income taxes payable overseas, principally in the United States.

     At present, in India, profits from export activities are deductible from taxable income. Further, most of the company's operations come from "100% export oriented units", which are entitled to a tax holiday for a period of ten years from the date of commencement of operations.

2.17 Earnings per share
     The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

     ------------------------------------------------------------------------------------------------------------------------------
                                                                         December 31,           December 31,              March 31,
                                                                            1999                   1998                     1999
     ------------------------------------------------------------------------------------------------------------------------------
     Basic earnings per equity share - weighted average                   65,643,334             61,080,000             61,378,850
      number of common shares outstanding
     Effect of dilutive common equivalent shares - stock                      75,086                169,208                128,530
      options outstanding
     ------------------------------------------------------------------------------------------------------------------------------
     Diluted earnings per equity share - weighted average                 65,718,420             61,249,208             61,507,380
      number of common shares and common equivalent shares
      outstanding
     ------------------------------------------------------------------------------------------------------------------------------

     The figures reflect the 2-for-1 Stock Split approved by the Shareholders on December 29, 1999

2.18 Lines of credit

     The company has a line of credit from its bankers for its working capital requirement of $ 1,150,000, bearing interest at prime lending rates as applicable from time to time. As of December 31, 1999, the prime lending rate for all its bankers was 13.0%. This facility is secured by inventories and accounts receivable. The line of credit contains certain financial covenants and restrictions on indebtedness and is renewable every 12 months. As of December 31, 1999, the company had no balance outstanding under this facility.

2.19 Financial instruments

     Foreign exchange forward contracts

     The company enters into foreign exchange forward contracts to offset the foreign currency risk arising from the accounts receivable denominated in currencies other than the Indian rupee, primarily the US dollar.

     The counterparty to the company's foreign currency forward contracts is generally a bank. The company considers that risks or economic consequences of non-performance by the counterparty are not material.
________________________________________________________________________________
                                                                        17 of 32

     There were no significant foreign exchange gains and losses during the period ended December 31, 1999, December 31, 1998 and fiscal 1999. As of December 31, 1999 the company does not have any open foreign exchange forward contracts.

2.20 Segment reporting

     2.20.1 Revenue by geographic area
     ------------------------------------------------------------------------
                           December 31,       December 31,          March 31,
                              1999               1998                 1999
     ------------------------------------------------------------------------
     North America         $109,421,935       $27,152,769        $ 99,203,989
     Europe                  20,077,366         2,971,757          11,302,791
     India                    1,576,174           385,349           2,051,492
     Rest of the world        8,753,164         2,531,429           8,396,954
     ------------------------------------------------------------------------
                           $139,828,639       $33,041,304        $120,955,226
     ------------------------------------------------------------------------

     2.20.2 Significant clients

     No client accounted for more than 10% of the revenues during the period ended December 31, 1999, December 31, 1998 and fiscal 1999.

2.21 Year 2000

     Infosys had made preparations to support internal systems and customers during the transition to the Year 2000. Teams were, and continue to be in place at all the development centers and in U.S., Europe and Japan and precautions were taken to assess the effect on communication infrastructure. As of the date of this quarterly report, no material disruption has been reported. However, the company does not expect to arrive at a conclusive picture of the effect of the transition immediately and continues to monitor the transition and is in touch with its customers to assess any problems. The full cost of transition support is still being computed, but is estimated to be insignificant.

2.22 Commitments and contingencies

     The company has outstanding performance guarantees for various statutory purposes totaling $ 365,239, $ 552,040 and $ 760,329 as of December 31, 1999, December 31, 1998 and fiscal 1999 respectively. These guarantees are generally provided to governmental agencies.

2.23 Litigation

     The company is subject to legal proceedings and claims, which have arisen, in the ordinary course of its business. These actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on the results of operations or the financial position of the company.

2.24 Recent accounting pronouncements

     The American Institute of Certified Public Accountants recently issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". SOP 98-1 requires that certain costs related to the development of software for internal-use be capitalized or amortized over the estimated useful life of the software. SOP 98-1 is effective for financial statements issued for fiscal years beginning after December 15, 1998. The company estimates that all software acquired for internal use has a relatively short useful life, usually less than a year. The company, therefore, currently charges, to income, the cost of acquiring such software, entirely at the time of acquisition. The company does not believe that adopting the provisions of SOP 98-1 will have a significant impact on its financial statements.

Item 2. Management Discussion and Analysis of Financial Conditions and Results of Operations

Investors are cautioned that this discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words "anticipate", "believe", "estimate", "intend", "will" and "expect" and other similar expressions as they relate to the company or its business are intended to identify such forward-looking statements. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading "Risk Factors" in the Prospectus filed with the SEC, the factors discussed in the Form 20-F and 6-K, filed with the SEC, and those factors discussed elsewhere in this report. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of their dates. The following discussion and analysis should be read in conjunction with the company's financial statements included herein and the notes thereto.

2.1  Overview

     Infosys is an India-based IT services company formed in 1981 that utilizes an extensive offshore infrastructure to provide managed software solutions to clients worldwide. The company's services include custom software development, maintenance (including Year 2000 conversion) and re-engineering services as well as dedicated Offshore Software Development Centers (OSDC) for certain clients. From fiscal 1995 through fiscal 1999, total revenue increased from $18.1 million to $120.96 million, the number of the company's software professionals worldwide increased from approximately 585 to approximately 3,160 and the number of its India-based software development centers increased from two to eleven.
______________________________________________________________________________
                                                                        18 of 32

     The company's revenues are generated principally from software services provided either on a fixed-price, fixed-time frame or a time-and-materials basis. Revenues from services provided on a time-and-materials basis are recognized in the month that services are provided and related costs are incurred. Revenues from services provided on a fixed-price, fixed-time frame basis are recognized upon the achievement of specified milestones identified in the related contracts, in accordance with the percentage of completion method. Cost of completion estimates are subject to periodic revisions. Although the company has revised its project completion estimates from time to time, such revisions have not, to date, had a material adverse effect on the company's operating results or financial condition. Since the company bears the risk of cost overruns and inflation with respect to its fixed-price, fixed-time frame projects, the company's operating results could be adversely affected by inaccurate estimates of contract completion costs and dates, including wage inflation rates and currency exchange rates that may affect cost projections. The company also develops and markets certain software products, including banking software that is licensed primarily to clients in Asia and Africa. Such software products represented 2.0% of total revenue during the quarter ended December 31,1999. The company derived 78.9% of its total revenue from North America, 12.4% from Europe, 0.9% from India and 7.8% from the rest of the world during the quarter ended December 31, 1999.

     In third quarter of fiscal 2000 and fiscal 1999, the company derived 5.8% and 19.0% of its total revenue, respectively, from Year 2000 conversion projects.. In line with its risk management policies, the company has consistently limited its dependence on Year 2000 conversion projects, and has only accepted such projects where there are opportunities to create long-term relationships with its clients. The company expects that the decline in Year 2000 conversion projects will be adequately made up by other projects from these and other clients, and that the decline in Year 2000 conversion projects will not have a material adverse effect upon the company's business, financial condition and results of operations. However, there can be no assurance that: the company will be successful in generating additional business from its Year 2000 clients for other services, the company will be successful in replacing Year 2000 conversion projects with other projects as the Year 2000 business declines, or the margins from any such future projects will be comparable to those obtained from Year 2000 conversion projects.

     Cost of revenue consists, primarily, of salary and other compensation expenses, depreciation, data communications expenses, computer maintenance, cost of software for internal use, certain pre-opening expenses for new software development centers, and foreign travel expenses. The company depreciates personal computers and servers over two years and mainframe computers over three years. Third party software is expensed in the period in which it is acquired.

     The company assumes full project management responsibility for each project that it undertakes. Approximately 70% of the work on a project is performed at the company's facilities in India, and the balance of the work is performed at the client site. The proportions of work performed at company facilities and at client sites varies from quarter to quarter. The company charges higher rates and incurs higher compensation expenses for work performed at the client site. Services performed at a client site typically generate higher revenues per capita, but at a lower gross margin as a percentage of revenue, than the same quantum of services performed at company facilities in India. As a result, total revenue, cost of revenue and gross profit in absolute terms, and as a percentage of revenue, fluctuate from quarter to quarter based on the proportions of work performed offshore at company facilities and at client sites.

     Revenue and gross profit are also affected by employee utilization rates. Utilization rates depend, among other factors, on the number of employees enrolled for in-house training programs, particularly the 14-week training course provided to new employees. Since a large percentage of new hires begin their training in the second quarter, utilization rates have historically been lower in the second and third quarters of a fiscal year.

     Selling, general and administrative expenses consist primarily of expenses relating to salary and other compensation, travel, marketing, telecommunications, management, finance, administration and rentals.

     Other income includes interest income and income from the sale of special import licenses. Under current export-import policy, exports by Indian companies generate credits for the exporter called "special import licenses". These credits can be sold and also used for the import of goods included on a "restricted list" maintained by the Government of India. The value of these special import licenses has declined over time, as the restricted list has been shortened. The company's general policy is to sell such special import licenses in the period in which it receives such credits.

2.2  Results of operations

     2.2.1 Quarter ended December 31, 1999 compared to quarter ended December 31, 1998

     Revenue. Total revenue was $52.2 million for the quarter ended December 31, 1999, representing an increase of 57.9% over total revenue of $33.0 million during the same period in the prior year. Revenue continued to increase in all segments of the company's services. Custom software development, re-engineering, maintenance and software development through OSDCs formed a majority of the company's revenues. The increase in revenue was attributable, in part, to a substantial increase in business from certain existing clients and from certain new clients, particularly in the insurance, banking and financial services industries. Net sales of Bancs2000 and other products represented 2.0% of total revenue for the quarter ended December 31, 1999 as compared to 2.7% during the same period in the prior year. Revenue from services represented 98.0% of total revenue for the quarter ended December 31, 1999 as compared to 97.3% during the same period in the prior year. Revenue from fixed-price, fixed-time frame contracts and from time-and-materials contracts represented 32.3% and 67.7%, respectively, of total revenue for the quarter ended December 31, 1999 as compared to 35.8% and 64.2%, respectively, during the same period in the prior year. Revenue from North America and Europe represented 78.9% and 12.4%, respectively, of total revenue for the quarter ended December 31, 1999 as compared to 82.2% and 9.0%, respectively, during the same period in the prior year.

     Cost of Revenue. Cost of revenue was $28.5 million for the quarter ended December 31, 1999, representing an increase of 73.8% over the cost of revenue of $16.4 million for the same period in the prior year. The cost of revenue represented 54.7% and 49.7% of total revenues for the quarter ended December 31, 1999 and December 31, 1998, respectively. This increase in costs as a percentage of total revenue was attributable to increase in onsite salaries and compensation expenses. The onsite direct costs of employees had gone up to 27.4% of revenues during the quarter ended December 31, 1999 as compared to 22.7% of revenues during the quarter ended December 31, 1998. The average number of
________________________________________________________________________________
                                                                        19 of 32
     employees working onsite had gone up to 20.4% of the total manpower during the quarter ended December 31, 1999 as compared to 16.9% during the quarter ended December 31, 1998. The cost of revenue for services represented 54.3% and 49.3% of revenues for services for the quarter ended December 31, 1999 and December 31, 1998, respectively. Cost of revenue for product sales represented 73.2% and 63.1% of revenues for product sales for the quarter ended December 31, 1999 and December 31, 1998, respectively.

     Gross Profit. Gross profit was $23.7 million for the quarter ended December 31,1999 representing an increase of 42.2% over the gross profit of $16.6 million for the same period in the prior year. As a percentage of total revenue, the gross profit decreased to 45.3% for the quarter ended December 31, 1999 from 50.3% for the same period in the prior year. This decrease was attributable to an increase in onsite salaries and compensation expenses. The gross profit from services was $ 23.4 million for the quarter ended December 31, 1999, an increase of 43.3% over the gross profit of $16.3.million for the same period in the prior year. The gross profit from the sales of Bancs2000 and other products was $0.3 million for the quarter ended December 31, 1999 and December 31, 1998. As a percentage of service revenues, the gross profit from services decreased to 45.7% for the quarter ended December 31, 1999 from 50.7% for the same period in the prior year. As a percentage of product revenue, the gross profit from product sales decreased to 26.8% for the quarter ended December 31,1999 from gross profit of 36.9% for the same period in the prior year.

     Selling, General and Administrative expenses. Selling, general and administrative expenses were $6.7 million for the quarter ended December 31, 1999, an increase of 53.4% over selling, general and administrative expenses of $4.3 million for the same period in the prior year. Selling, general and administrative expenses were 12.7% and 13.1% of total revenue for the quarter ended December 31, 1999 and December 31, 1998, respectively. This decrease in expense as a percentage of revenues was a result of the company's ability to increase revenues in the current quarter without a proportionate increase in management, finance, administrative, and occupancy costs. While Research Grant expenses decreased from 1.6% of revenues during the quarter ended December 31, 1998 to 0.6 of revenues during the quarter ended December 31, 1999, the brand building expenses had increased to 1.1% of revenues during the quarter ended December 31, 1999. There was no brand building expenses during the quarter ended December 31, 1998.

     Amortization of Deferred Stock Compensation Expense. Amortization of deferred stock compensation expense was $1.3 million for the quarter ended December 31, 1999, adecrease of 12.7% over amortization of deferred stock compensation expense of $1.5million for the same period in the prior year.

     Operating Income. The operating income was $15.7 million for the quarter ended December 31, 1999, an increase of 45.1% over the operating income of $10.8 million for the same period in the prior year. As a percentage of revenues, operating income decreased to to 30.1% for the quarter ended December 31, 1999 from 32.7% for the same period in the prior year.

     Other Income. Other income was $1.6 million for the quarter ended December 31, 1999 as compared to $792,000 for the same period in the prior year. Other income during the quarter ended December 31, 1999 includes a loss of $ 145,000 arising due to exchange differences on translation of foreign currency deposits, a profit of $167,000 from the sale of Special Import Licenses and interest income of $968,000 earned on deployment of funds raised through the issue of American Depositary shares.

     Provision for Income Taxes. Provision for income taxes was $1.9 million for the quarter ended December 31, 1999 as compared to $1.6 million for the same period in the prior year. The company's effective tax rate decreased to 11.0% for the quarter ended December 31, 1999 as compared to 14.3% for the same period in the prior year.

     Net Income. The net income was $15.4 million for the quarter ended December 31, 1999, an increase of 60.9% over the net income of $9.6 million for the same period in the prior year. As a percentage of total revenue, the net income increased to 29.6% for the quarter ended December 31, 1999 from 29.0% for the same period in the prior year.

2.3  Liquidity and capital resources

     The growth of the company has been financed largely from cash generated from operations and, to a lesser extent, from the proceeds of equity issues and borrowings. In 1993, the company raised approximately $4.4 million in gross aggregate proceeds from its initial public offering of equity shares on Indian stock exchanges. In 1994, the company raised an additional $7.7 million through private placement of its equity shares with foreign institutional investors. During 1999, the company raised $66.3 million through issue of American Depositary Receipts (ADRs) with foreign investors. As on December 31, 1999, the company had $106.8 million in cash and cash equivalents, $131.3 million in working capital and no outstanding bank borrowings. As on December 31, 1999, the company also had an aggregate facility of $1.1 million in working capital line of credit from two commercial banks.

     Net cash provided by operating activities was $42.4 million and $24.9 million for the nine months ended December 31, 1999 and the corresponding period in the prior year, respectively. Net cash provided by operations consisted primarily of net income offset, in part, by an increase in accounts receivable. In recent years, accounts receivable have increased at a rate faster than sales. Accounts receivable as a percentage of total revenue, represented 17.1% and 18.8% for the nine months ended December 31, 1999, and the corresponding period in the prior year, respectively. The company's policy on accounts receivable includes a periodic review of all such outstandings. The company reviews, among other things, the age, amount, and quality of each account receivable; the relationship with, size of, and history of the client; and the quality of service delivered by the company for the client to determine the classification of an account receivable. Should the review so demand, the company will classify the accounts into secured and unsecured (doubtful) accounts. The company makes provisions for all accounts receivable classified as unsecured or doubtful and for all accounts receivable that are outstanding more than 180 days.

     Prepaid expenses and other current assets increased by $ 2.9 million and $1.6 million during the nine months period ended December 31, 1999 and the corresponding periods in the prior year respectively. The increase during the nine months ended December 31, 1999 was primarily due to increase in loans disbursed to employees.

     Unearned revenue as on December 31, 1999 was $5.3 million and consists primarily of advance client billings on fixed-price, fixed-time frame contracts for which related costs were not yet incurred.
_______________________________________________________________________________
                                                                        20 of 32

    Net cash used in investing activities was $26.8 million and $11.9 million, during the nine months ended December 31, 1999 and December 31, 1998 respectively. Net cash used in investing activities during the nine months ended December 31, 1999 and December 31, 1998, consisted primarily of $23.8million and $11.6 million, respectively, towards acquisition of property, plant and equipment.

    Publicly-traded Indian companies customarily pay dividends. For fiscal 1999, the company declared a dividend of $3.2 million, which was paid partly in fiscal 1999. During the nine months period ended December 31, 1999 and December 31, 1998, the company declared a dividend of $2.5 million and $1.0 million, respectively.

    As on December 31, 1999, the company had contractual commitments for capital expenditure of $16.0 million. The company has not yet made contractual commitments for the majority of its budgeted capital expenditure.

2.4 Reconciliation between US and Indian GAAP

    There are material differences between the financial statements prepared as per Indian and US GAAP. These differences arise due to provision for deferred taxes, accounting for stock-based compensation, valuation of short-term investments (which are marked to market and adjusted against retained earnings), and consolidation of accounts of subsidiaries, as required by US GAAP. Indian GAAP does not require provision for deferred taxes, amortization of deferred stock compensation, consolidation of accounts of subsidiaries and only requires a provision for diminution in the value of current investments.

--------------------------------------------------------------------------------------------------------------------------------
                                                             Three months ended                   Nine months period ended
                                                             ------------------                   ------------------------
                                                   December 31, 1999   December 31, 1998   December 31, 1999   December 31, 1998
--------------------------------------------------------------------------------------------------------------------------------
Net profit as per Indian GAAP                             16,993,187           9,504,545          46,351,903          21,949,476

Adjustments:
Provision for investments                                          -             837,300                   -           1,675,060
Deferred tax                                                 437,330             309,912              72,805             552,363
Net loss of subsidiary included on consolidation                   -            (376,781)                  -          (2,043,623)
Amortization of deferred stock compensation               (1,293,002)         (1,480,902)         (3,836,104)         (2,404,056)
Provision for contingencies/ e-inventing the                (720,587)            787,607             859,714             787,607
 company
--------------------------------------------------------------------------------------------------------------------------------
Net income as per US GAAP                                 15,416,928           9,581,681          43,448,318          20,516,827
--------------------------------------------------------------------------------------------------------------------------------

2.5 Investment in Yantra Corporation

    Prior to October 20, 1998, the company owned a majority of the voting stock of Yantra, which develops and markets an open system software package for warehouse management. As a result, all of Yantra's operating losses through October 20, 1998 were recognized in the company's consolidated financial statements. For fiscal 1998 and fiscal 1999, Yantra losses recognized in the company's financial statements were $1.6 million and $2.0 million, respectively. On October 20, 1998, the company sold a portion of the Yantra shares held by it, thereby reducing its interest to less than one-half of the voting stock of Yantra. As a result, Yantra's results after October 20, 1998 have not been recognized in the company's financial statements under U.S. GAAP. On June 14, 1999, Yantra issued Series C Preferred Stock amounting to $15.0 million to various existing and new investors. Yantra's revenues were $1.3 million and $2.0 million for fiscal 1998 and for the period ended October 20, 1998, respectively, while gross profits were $574,000 and $546,000, respectively, for these same periods. Yantra's revenues were 1.9% and 2.3% of the company's revenues for fiscal 1998 and for the period ended October 20, 1998, respectively. Yantra's gross profits were 2.0% and 1.4% of the company's gross profits for these same periods. No minority interest has been recorded because all of the common stock is owned by the company.

2.6 Principles of Currency Translation

    In the quarter ending December 31, 1999, over 97% of the company's revenues were generated in U.S. dollars and European currencies. A majority of the company's expenses were incurred in rupees, and the balance was incurred in U.S. dollars and European currencies. The functional currency of the company is the Indian rupee. Revenues generated in foreign currencies are translated into Indian rupees using the exchange rate prevailing on the date the revenue is recognized. Expenses of overseas operations incurred in foreign currencies are translated into Indian rupees at either the monthly average exchange rate or the exchange rate on the date the expense is incurred, depending on the source of payment. Assets and liabilities of foreign branches held in foreign currency are translated into Indian rupees at the end of the applicable reporting period. For U.S. GAAP reporting, the financial statements are translated into U.S. dollars using the average monthly exchange rate for revenues and expenses and the period end rate for assets and liabilities. The gains or losses from such translation are reported as other comprehensive income, a separate component of shareholders' equity. The company expects that a majority of its revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of the company's expenses, including personnel costs as well as capital and operating expenditures, will continue to be denominated in rupees. Consequently, the company's results of operations will be adversely affected to the extent the rupee appreciates against the U.S. dollar.
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2.7 Income Tax Matters

    The company benefits from certain significant tax incentives provided to software firms under the Indian tax laws. These incentives presently include: (i) an exemption from payment of Indian corporate income taxes for a period of ten consecutive years of operation of software development facilities designated as "Software Technology Parks" (the "STP Tax Holiday"); and (ii) a tax deduction for profits derived from exporting computer software (the "Export Deduction"). Under present law, the Export Deduction remains available after expiration of the STP Tax Holiday. All but one of the company's software development facilities are located in designated Software Technology Parks. The benefits of these tax incentive programs have historically resulted in an effective tax rate for the company well below statutory rates, and the company expects this trend to continue absent a change in policy by the Government of India. There is no assurance that the Government of India will continue to provide these incentives. The company pays corporate income tax in foreign countries on income derived from operations in those countries.

2.8 Effects of Inflation

    The company's most significant costs are salaries and related benefits for its employees. Competition in India and the United States for IT professionals with the advanced technological skills necessary to perform the services offered by the company have caused wages to increase at a rate greater than the general rate of inflation. As with other IT service providers, the company must adequately anticipate wage increases and other cost increases, particularly on its long-term contracts. Historically, the company's wage costs in India have been significantly lower than prevailing wage costs in the United States for comparably-skilled employees, although wage costs in India are presently increasing at a faster rate than in the United States. There can be no assurance that the company will be able to recover cost increases through increases in the prices that it charges for its services in the United States.

2.9 Year 2000 Compliance

    The company has evaluated each of its IT services and software products and believes that each is substantially Year 2000 compliant. However, there can be no assurance that the company's IT services and products are or will ultimately be Year 2000 compliant. The Company believes that its internal systems are substantially Year 2000 compliant. As of the date of this Quarterly Report, the company has not experienced any material Year 2000 related problems. However, there can be no assurance that modifications and upgrades made to its internal systems will be able to anticipate all of the problems resulting from the actual impact of the Year 2000 problem. The company has been led to believe that its telecommunication service providers are substantially Year 2000 ready and therefore does not expect significant disruption of these facilities. As of the date of this Quarterly Report, there has been no sustained disruption to the Company's voice and data transmission links during the Year 2000 transition. However there can be no assurance that the Company may not face any problems in the future. Systems such as air conditioning and security systems at the company's These facilities are found to be Year 2000 ready and the Company has not experienced any problems with them during the initial transition to Year 2000. To minimize the impact of any potential disruptions, teams were, and continue to be in place at all the development centers and in U.S., Europe and Japan and precautions were taken to assess the effect on communication infrastructure. As of the date of this quarterly report, no material disruption has been reported. However, the company does not expect to arrive at a conclusive picture of the effect of the transition immediately and continues to monitor the transition and is in touch with its customers to address any problems. The full cost of transition support is still being computed, but is estimated to be insignificant.

    The information above contains forward-looking statements which reflect the current views of the company with respect to Year 2000 compliance of the company's internal systems and third party suppliers, and the related costs and potential impact on the company's financial performance. As indicated above, these assessments may ultimately prove to be inaccurate.

2.10 Accounting Pronouncements

     The American Institute of Certified Public Accountants recently issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 requires that certain costs related to the development of internal-use software be capitalized or amortized over the estimated useful life of the software. SOP 98-1 is effective for financial statements issued for fiscal years beginning after December 15, 1998. The company estimates that all software acquired for internal use has a relatively short useful life, usually less than one year. The company, therefore, currently charges to income the cost of acquiring such software entirely at the time of acquisition. The company does not believe that adopting the provisions of SOP 98-1 will have a significant impact on its consolidated financial statements.

2.11 Risk factors

  2.11.1    Management of growth

     The company has experienced significant growth in recent periods. The company's revenues in quarter ended December 31, 1999 grew by 57.9% over the quarter ended December 31, 1998. As of December 31, 1999, the company employed approximately 4,966 software professionals worldwide with 12 software development facilities in India as compared to approximately 3,501 as of December 31, 1998. The company's growth is expected to place significant demands on its management and other resources and will require it to continue to develop and improve its operational, financial and other internal controls, both in India and elsewhere. In particular, continued growth increases the challenges involved in: recruiting and retaining sufficient skilled technical, marketing and management personnel; providing adequate training and supervision to maintain the company's high quality standards; and preserving the company's culture and values and its entrepreneurial environment. The company's inability to manage its growth effectively could have a material adverse effect on the quality of the company's services and projects, its ability to attract clients as well as skilled personnel, its business prospects, and its results of operations and financial condition.
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2.11.2   Potential fluctuations in future operating results

Historically, the company's operating results have fluctuated, and may continue to fluctuate in future, depending on a number of factors, including: the size, timing and profitability of significant projects; the proportion of services that are performed at client sites rather than at the company's offshore facilities; the accuracy of estimates of resources and time required to complete ongoing projects, particularly projects performed under fixed-price, fixed-time frame contracts; a change in the mix of services provided to its clients or in the relative proportion of services and product revenues; the timing of tax holidays and other Government of India incentives; the effect of seasonal hiring patterns and the time required to train and productively utilize new employees; the size and timing of facilities expansion; unanticipated increases in wage rates; the company's success in expanding its sales and marketing programs; currency exchange rate fluctuations and other general economic factors. A high percentage of the company's operating expenses, particularly personnel and facilities, are fixed in advance of any particular quarter. As a result, unanticipated variations in the number and timing of the company's projects or in employee utilization rates may cause significant variations in operating results in any particular quarter. The company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Due to all of the foregoing factors, it is possible that in some future quarter the company's operating results may be below the expectations of public market analysts and investors. In such event, the market price of the equity shares and ADSs are likely to be materially adversely affected.

2.11.3   Risks related to investments in Indian securities

The company is incorporated in India, and substantially all of its assets and a substantial majority of its employees are located in India. Consequently, the company's performance may be affected by changes in exchange rates and controls, interest rates, Government of India policies, including taxation policy, as well as political, social and economic developments affecting India.

Political and Economic Environment. During the past decade and particularly since 1991, the Government of India has pursued policies of economic liberalization, including significant relaxation of restrictions on the private sector. Nevertheless, the role of the Indian central and state Governments in the Indian economy as producers, consumers and regulators has remained significant. Additionally, since 1996, the Government of India has changed three times. The current interim Government of India, , has since taking office in March 1998 announced policies and taken initiatives that support the continuation of the economic liberalization policies pursued by previous governments and has, in addition, set up a special IT task force to promote the IT industry. However, the speed of economic liberalization could change, and specific laws and policies affecting IT companies, foreign investment, currency exchange rates and other matters affecting investment in the company's securities could change as well. Further, there can be no assurance that the liberalization policies will continue in the future. A significant change in the Government of India's economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally and the company's business in particular.

On May 13, 1998, the United States imposed economic sanctions against India in response to India's testing of nuclear devices. While these sanctions imposed on India have not had a material impact on the company to date, there can be no assurance that additional economic sanctions of this nature will not be imposed, or that such sanctions will not have a material adverse effect on the company's business. Furthermore, financial turmoil in certain Asian countries, Russia and elsewhere in the world has affected market prices in the world's securities markets, including the United States and Indian markets. Continued or increased financial downturns in these countries could cause further decreases in securities prices on the United States and Indian exchanges, including the market prices of the company's equity shares and ADSs. South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries. Events of this nature in the future could influence the Indian economy and could have a material adverse effect on the market for securities of Indian companies and on the business of the company.

Government of India Incentives and Regulation. The company benefits from a variety of incentives given to software firms in India, such as relief from import duties on hardware, a tax exemption for income derived from software exports, and tax holidays and infrastructure support for companies, such as Infosys, operating in specially designated "Software Technology Parks". There can be no assurance that these incentives will continue in future. Further, there is a risk that changes in tax rates or laws affecting foreign investment, currency exchange rates or other regulations will render the Government of India's regulatory scheme less favorable to the company and could adversely affect the market price of the company's equity shares and its ADSs. Should the regulations and incentives promulgated by the Government of India become less favorable to the company, the company's results of operations and financial condition could be adversely affected.

Restrictions on Foreign Investment. Foreign investment in Indian securities is generally regulated by the Foreign Exchange Regulation Act, 1973. In certain emerging markets, including India, Global Depositary Shares and ADSs may trade at a discount or premium, as the case may be, to the underlying shares, in part because of restrictions on foreign ownership of the underlying shares. In addition, under current Indian laws and regulations, the Depositary cannot accept deposits of outstanding equity shares and issue ADRs evidencing ADSs representing such equity shares. Therefore, a holder of ADSs who surrenders ADSs and withdraws equity shares is not permitted subsequently to deposit such equity shares and obtain ADSs nor would a holder to whom such equity shares are transferred be permitted to deposit such equity shares. This inability to convert equity shares into ADSs increases the probability that the price of the ADSs will not trade on par with the price of the equity shares as quoted on the Indian stock exchanges. Holders who seek to sell in India any equity shares withdrawn from the depositary facility and to convert the rupee proceeds from such sale into foreign currency and repatriate such foreign currency from India will have to obtain RBI approval for each such transaction. Further, under current Indian regulations and practice, the approval of the RBI is required for the sale of equity shares underlying ADSs by a non-resident of India to a resident of India as well as for renunciation of rights to a resident of India. There can be no assurance that any such approval can be obtained.

Exchange Rate Fluctuations. The exchange rate between the rupee and the US dollar has changed substantially in recent years and may fluctuate substantially in the future. During the four-year period from March 31, 1995 through March 31, 1999, the value of the rupee against the US dollar declined by 35.2%. For quarter ended December 31, 1999 and 1998, the company's US dollar-denominated revenues represented 89.6% and 89.2%, respectively, of total revenue. The company expects that a majority of its revenues will continue to be generated in US dollars for the foreseeable future and that a significant portion of the company's expenses, including personnel costs as well as capital and
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                                                                       23 of 32
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operating expenditures, will continue to be denominated in rupees. Consequently, the company's results of operations will be adversely affected to the extent the rupee appreciates against the US dollar. The company has sought to reduce the effect of exchange rate fluctuations on operating results by periodically purchasing foreign exchange forward contracts to cover a portion of outstanding accounts receivable. As of December 31, 1999, the company had no outstanding forward contracts . These contracts typically mature within three months, must be settled on the day of maturity and may be canceled subject to the payment of any gains or losses in the difference between the contract exchange rate and market exchange rate on the date of cancellation. The company uses these instruments only as a hedging mechanism and not for speculative purposes. There can be no assurance that the company will purchase contracts adequate to insulate itself from foreign exchange currency risks or that any such contracts will perform adequately as a hedging mechanism. Depreciation of the rupee will result in foreign currency translation losses. For example, for fiscal 1998, fiscal 1999 and the nine months ended ended December 31, 1999, the company's foreign currency translation losses were approximately $3.5 million, $2.1million and $ 4.6million respectively. Fluctuations in the exchange rate between the rupee and the US dollar also will affect the US dollar conversion by the Depositary of any cash dividends paid in rupees on the equity shares represented by the ADSs. In addition, fluctuations in the exchange rate between the Indian rupee and the US dollar will affect the US dollar equivalent of the Indian rupee price of equity shares on the Indian Stock Exchanges and, as a result, are likely to affect the market prices of the ADSs in the United States, and vice versa. Such fluctuations will also affect the dollar value of the proceeds a holder would receive upon the sale in India of any equity shares withdrawn from the Depositary under the Depositary Agreement. There can be no assurance that holders will be able to convert rupee proceeds into US dollars or any other currency or with respect to the rate at which any such conversion could occur.

2.11.4   Substantial investment in new facilities

As of December 31, 1999, the company had contractual commitments of $16.0 million for capital expenditure and has budgeted for significant expansion of infrastructure in the near future. Since such an expansion will significantly increase the company's fixed costs, the company's results of operations will be materially adversely affected if the company is unable to grow its business proportionately. Although the company has successfully developed new facilities in the past, there can be no assurance that the company will not encounter cost overruns or project delays in connection with any or all of the new facilities. Furthermore, there can be no assurance that future financing for additional facilities, whether within India or elsewhere, would be available on attractive terms or at all.

2.11.5   Restrictions on US immigration

The company's professionals who work on-site at client facilities in the United States on temporary and extended assignments are typically required to obtain visas. As of December 31, 1999, substantially all of the company's personnel in the United States were working pursuant to H-1B visas (630 persons) or L-1 visas ( 221 persons). Although there is no limit to new L-1 petitions, there is a limit to the number of new H-1B petitions that the United States Immigration and Naturalization Service may approve in any government fiscal year. In years in which this limit is reached, the company may be unable to obtain the H-1B visas necessary to bring its critical Indian IT professionals to the United States on an extended basis. This limit was reached in June 1999 for the US government's fiscal year ending September 30, 1999. While the company anticipated that such limit would be reached prior to the end of the US government's fiscal year and made efforts to plan accordingly, there can be no assurance that the company will continue to be able to obtain a sufficient number of H-1B visas. Changes in existing US immigration laws that make it more difficult for the company to obtain H-1B and L-1 visas could impair the company's ability to compete for and provide services to clients and could have a material adverse effect on the company's results of operations and financial condition.

2.11.6   Risks related to international operations

While to date all of the company's software development facilities are located in India, the company intends to develop new software development facilities in other regions, including potentially Southeast Asia, Latin America and Europe. The company has not yet made substantial contractual commitments to develop such new software development facilities, and there can be no assurance that the company will not significantly alter or reduce its proposed expansion plans. The company's lack of experience with facilities outside of India subject the company to further risk with regard to foreign regulation and overseas facilities management. Increasing the number of software development facilities and the scope of operations outside of India subjects the company to a number of risks, including, among other things, difficulties relating to administering its business globally, managing foreign operations, currency exchange rate fluctuations, restrictions against the repatriation of earnings, export requirements and restrictions, and multiple and possibly overlapping tax structures. Such developments could have a material adverse effect on the company's business, results of operations and financial condition.

2.11.7   Dependence on skilled personnel; risks of wage inflation

The company's ability to execute project engagements and to obtain new clients depends, in large part, on its ability to attract, train, motivate and retain highly skilled IT professionals, particularly project managers, software engineers and other senior technical personnel. An inability to hire and retain additional qualified personnel will impair the company's ability to bid for or obtain new projects and to continue to expand its business. The company believes that there is significant competition for IT professionals with the skills necessary to perform the services offered by the company. There can be no assurance that the company will be able to assimilate and manage new IT professionals effectively. Any increase in the attrition rates experienced by the company, particularly the rate of attrition of experienced software engineers and project managers, would adversely affect the company's results of operations and financial condition. There can be no assurance that the company will be successful in recruiting and retaining a sufficient number of replacement IT professionals with the requisite skills to replace those IT professionals who leave. Further, there can be no assurance that the company will be able to re-deploy and retrain its IT professionals to keep pace with continuing changes in IT, evolving standards and changing client preferences. Historically, the company's wage costs in India have been significantly lower than wage costs in the United States for comparably skilled IT professionals. However, wage costs in India are presently increasing at a faster rate than in the United States. In the long-term, wage increases may have an adverse effect on the company's profit margins unless the company is able to continue increasing the efficiency and productivity of its professionals.
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2.11.8     Client concentration

 The company has derived, and believes that it will continue to derive, a significant portion of its revenues from a limited number of large corporate clients. For fiscal 1998 and fiscal 1999 and the quarter ended December 31, 1999, the company's largest client accounted for 10.5%, 6.4% and 7.5% respectively, of the company's total revenue and its five largest clients accounted for 35.1%, 28.4% and 31.3 % respectively, of the company's total revenue. The volume of work performed for specific clients is likely to vary from year to year, particularly since the company is usually not the exclusive outside service provider for its clients. Thus, a major client in one year may not provide the same level of revenues in a subsequent year. The loss of any large client could have a material adverse effect on the company's results of operations and financial condition. Since many of the contracted projects are critical to the operations of its clients' businesses, any failure to meet client expectations could result in a cancellation or non-renewal of a contract. However, there are a number of factors other than the company's performance that could cause the loss of a client and that may not be predictable. For example, in 1995, the company chose to reduce significantly the services provided to its then-largest client rather than accept the price reductions and increased company resources sought by the client. In other circumstances, the company reduced significantly the services provided to its client when the client either changed its outsourcing strategy by moving more work in-house and reducing the number of its vendors, or replaced its existing software with packaged software supported by the licensor. There can be no assurance that the same circumstances may not arise in future.

2.11.9     Fixed-price, fixed-time frame contracts

 As a core element of its business strategy, the company continues to offer a significant portion of its services on a fixed-price, fixed-time frame basis, rather than on a time-and-materials basis. Although the company uses specified software engineering processes and its past project experience to reduce the risks associated with estimating, planning and performing fixed-price, fixed-time frame projects, the company bears the risk of cost overruns, completion delays and wage inflation in connection with these projects. The company's failure to estimate accurately the resources and time required for a project, future rates of wage inflation and currency exchange rates or its failure to complete its contractual obligations within the time frame committed could have a material adverse effect on the company's results of operations and financial condition.

2.11.10    Infrastructure and potential disruption in telecommunications

 A significant element of the company's business strategy is to continue to leverage its various software development centers in Bangalore, Bhubaneswar, Chennai, Mangalore and Pune in India and to expand the number of such centers in India as well as abroad. The company believes that the use of a strategically located network of software development centers will provide the company with cost advantages, the ability to attract highly skilled personnel in various regions, the ability to service clients on a regional and global basis, and the ability to provide 24-hour service to its clients. Pursuant to its service delivery model, the company must maintain active voice and data communication facilities between its main offices in Bangalore, the offices of its clients, and its other software development facilities. Although the company maintains redundant voice and data communication links, any significant loss of the company's ability to transmit voice and/or data would have a material adverse effect on the company's results of operations and financial condition.

2.11.11    Expected decrease in demand for Year 2000 services

 Year 2000 conversion projects represented 5.8% and 19.0% of the company's total revenue for the quarter ended December 31, 1999 and quarter ended December 31, 1998, respectively. The company expects that Year 2000 conversion projects will continue to represent a material portion of the company's business in fiscal 2000. The high demand for these time-sensitive projects results in pricing and margins that are favorable to the company. The company believes that demand for Year 2000 conversion services will begin to diminish rapidly as many Year 2000 conversion solutions are implemented and tested. There can be no assurance that the company will be successful in generating additional business from its Year 2000 clients for other services, that the company will be successful in replacing Year 2000 conversion projects with other projects as the Year 2000 business declines or that margins from any such future projects will be comparable to those obtained from Year 2000 conversion projects. There is an additional risk that the company may be unable to retrain and re-deploy IT professionals who are currently assigned to Year 2000 conversion projects involving legacy computer systems after such projects are completed. Furthermore, as Year 2000 conversion projects are completed, there is a likelihood of increased competition for other types of projects from firms formerly dependent on Year 2000 business.

2.11.12      Competition

 The market for IT services is highly competitive. Competitors include IT services companies, large international accounting firms and their consulting affiliates, systems consulting and integration firms, temporary employment agencies, other technology companies and clients' in-house MIS departments. Competitors include international firms as well as national, regional and local firms located in the United States, Europe and India. The company expects that future competition will increasingly include firms with operations in other countries, potentially including countries with lower personnel costs than those prevailing in India. Historically, one of the company's key competitive advantages has been a cost advantage relative to service providers in the United States and Europe. Since wage costs in India are presently increasing at a faster rate than those in the United States, the company's ability to compete effectively will become increasingly dependent on its reputation, the quality of its services, and its expertise in specific markets. Many of the company's competitors have significantly greater financial, technical and marketing resources and generate greater revenue than the company, and there can be no assurance that the company will be able to compete successfully with such competitors and will not lose existing clients to such competitors. The company believes that its ability to compete also depends in part on a number of factors outside its control, including the ability of its competitors to attract, train, motivate and retain highly skilled IT professionals, the price at which its competitors offer comparable services, and the extent of its competitors' responsiveness to client needs.
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2.11.13    Dependence on key personnel

 The company's success depends to a significant degree upon continued contributions of members of the company's senior management and other key research and development and sales and marketing personnel. The company generally does not enter into employment agreements with its senior management and other key personnel that provide for substantial restrictions on such persons leaving the company. The loss of any of such persons could have a material adverse effect on the company's business, financial condition and results of operations.

2.11.14    Potential liability to clients; risk of exceeding insurance coverage

 Many of the company's contracts involve projects that are critical to the operations of its clients' businesses and provide benefits that may be difficult to quantify. Any failure in a client's system could result in a claim for substantial damages against the company, regardless of the company's responsibility for such failure. Although the company attempts to limit its contractual liability for damages arising from negligent acts, errors, mistakes or omissions in rendering its services, there can be no assurance that the limitations of liability set forth in its service contracts will be enforceable in all instances or will otherwise protect the company from liability for damages. The company maintains general liability insurance coverage, including coverage for errors or omissions; however, there can be no assurance that such coverage will continue to be available on reasonable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. The successful assertion of one or more large claims against the company that exceed available insurance coverage or changes in the company's insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect the company's results of operations and financial condition.

2.11.15    Risks associated with possible acquisitions

 The company intends to evaluate potential acquisitions and strategic investments on an ongoing basis. As of the date, however, the company has no understanding, commitment or agreement with respect to any material future acquisition or investment. Since the company has not made any acquisitions in the past, there can be no assurance that the company will be able to identify suitable acquisition candidates available for sale at reasonable prices, consummate any acquisition, or successfully integrate any acquired business into the company's operations. Further, acquisitions may involve a number of special risks, including diversion of management's attention, failure to retain key acquired personnel and clients, unanticipated events or circumstances, legal liabilities and amortization of acquired intangible assets, some or all of which could have a material adverse effect on the company's results of operations and financial condition. Under Indian law, except in certain limited circumstances, the company may not make any acquisition of, or investment in, a non-Indian company without RBI and, in most cases, Government of India approval. Even if the company does encounter an attractive acquisition candidate, there can be no assurance that RBI and, if required, Government of India approval can be obtained.

2.11.16    Risks related to software product sales

 In the quarter ended December 31, 1999, the company derived 2.0% of its total revenue from the sale of software products. The development of the company's software products requires significant investments. The markets for the company's primary software product are competitive and currently located in developing countries, and there can be no assurance that such a product will continue to be commercially successful. In addition, there can be no assurance that any new products developed by the company will be commercially successful or that the costs of developing such new products will be recouped. A decrease in the company's product revenues or margins could adversely affect the company's results of operations and financial condition. Additionally, software product revenues typically occur in periods subsequent to the periods in which the costs are incurred for development of such products. There can be no assurance that such delayed revenues will not cause periodic fluctuations of the company's results of operations and financial condition.

2.11.17    Restrictions on exercise of preemptive rights by ADS holders

 Under the Indian Companies Act, 1956 (the "Indian Companies Act"), a company incorporated in India must offer its holders of equity shares pre-emptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless such preemptive rights have been waived by three-fourths of the company's shareholders. US holders of ADSs may be unable to exercise pre-emptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. The company's decision to file a registration statement will depend on the costs and potential liabilities associated with any such registration statement as well as the perceived benefits of enabling the holders of ADSs to exercise their preemptive rights and any other factors the company considers appropriate at the time. No assurance can be given that the company would file a registration statement under these circumstances. If the company issues any such securities in future, such securities may be issued to the Depositary, which may sell such securities for the benefit of the holders of the ADSs. There can be no assurance as to the value, if any, the Depositary would receive upon the sale of such securities. To the extent that holders of ADSs are unable to exercise preemptive rights granted in respect of the equity shares represented by their ADSs, their proportional interests in the company would be reduced.

2.11.18    Intellectual property rights

 The company relies upon a combination of non-disclosure and other contractual arrangements and copyright, trade secrets and trademark laws to protect its proprietary rights in intellectual property. Ownership of software and associated deliverables created for clients is generally retained by or assigned to the client, and the company does not retain an interest in such software and deliverables. The company also develops foundation and application software products, or software "tools", which are licensed to clients and remain the property of the company. The company has obtained registration of INFOSYS as a trademark in India but not in the United States, and does not have any patents or registered copyrights in the United States. The company currently requires its IT professionals to enter into non-disclosure and assignment of rights agreements to limit use of, access to, and distribution of its proprietary information. There can be no assurance that the steps taken by the
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                                                                       26 of 32
 company in this regard will be adequate to deter misappropriation of proprietary information or that the company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights.

 Although the company believes that its services and products do not infringe upon the intellectual property rights of others, there can be no assurance that such a claim will not be asserted against the company in future. Assertion of such claims against the company could result in litigation, and there can be no assurance that the company would be able to prevail in such litigation or be able to obtain a license for the use of any infringed intellectual property from a third party on commercially reasonable terms. There can be no assurance that the company will be able to protect such licenses from infringement or misuse, or prevent infringement claims against the company in connection with its licensing efforts. The company expects that the risk of infringement claims against the company will increase if more of the company's competitors are able to obtain patents for software products and processes. Any such claims, regardless of their outcome, could result in substantial cost to the company and divert management's attention from the company's operations. Any infringement claim or litigation against the company could, therefore, have a material adverse effect on the company's results of operations and financial condition.

2.11.19 Control by principal shareholders, officers and directors; anti-takeover provisions

 The company's officers and directors, together with members of their immediate families, in the aggregate, beneficially own approximately 29.4% of the company's issued equity shares. As a result, such persons, acting together, will likely still have the ability to exercise significant control over most matters requiring approval by the shareholders of the company, including the election and removal of directors and significant corporate transactions. Such control by the company's officers and directors could delay, defer or prevent a change in control of the company, impede a merger, consolidation, takeover or other business combination involving the company, or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of the company.

 The Indian Companies Act and the company's Articles of Association (the "Articles") require that: (i) at least two-thirds of the company's directors shall serve for a specified term and shall be subject to re-election by the company's shareholders at the expiration of such terms; and (ii) at least one-third of the company's directors who are subject to re-election shall be up for re-election at each annual meeting of the company's shareholders. In addition, the company's Articles provide that Mr. N. R. Narayana Murthy, one of the company's principal founders and its Chairman of the Board and Chief Executive Officer, shall serve as the company's Chairman of the Board and shall not be subject to re-election as long as he and his relatives own at least 5% of the company's outstanding equity securities. Furthermore, any amendment to the company's Articles would require the affirmative vote of three-fourths of the company's shareholders. Finally, foreign investment in Indian companies is highly regulated. These provisions could delay, defer or prevent a change in control of the company, impede a business combination involving the company or discourage a potential acquirer from attempting to obtain control of the company.

2.11.20    Year 2000 compliance

 While the company has evaluated each of its IT services and software products and believes that each is substantially Year 2000 compliant, there can be no assurance that the company's IT services and products are or will ultimately be Year 2000 compliant. The Company believes that its internal systems are substantially Year 2000 compliant. As of the date of this Quarterly Report, the company has not experienced any Year 2000 related problems. The company relies directly and indirectly on systems utilized by its suppliers for telecommunications, utilities, electronic hardware and software applications. However there can be no assurance that these third party suppliers and their products are or will ultimately be Year 2000 compliant. Any failure of these third party suppliers to resolve their Year 2000 problems could disrupt the company's operations, which could have a material adverse effect on the company's business, results of operations and financial condition. As of the date of this quarterly report, no material disruption has been reported. However, the company does not expect to arrive at a conclusive picture of the effect of the transition immediately and continues to monitor the transition and is in touch with its customers to address any problems. The full cost of transition support is still being computed, but is estimated to be insignificant.

Item 3.  Quantitative and Qualitative Disclosure About Market Risk

3.1  Foreign Currency Market Risk

 Market risks relating to the Company's operations result primarily from changes in interest rates and changes in foreign exchange rates. The Company's functional currency is the Indian Rupee although it transacts a major portion of its business in foreign currencies and accordingly has foreign currency exposure through its sales in the United States and purchases from overseas suppliers in U.S. dollars. In its U.S. operations, the Company currently does not actively hedge against exchange rate fluctuations, although it may elect to do so in the future. Accordingly, changes in exchange rates may have a material adverse effect on the Company's net sales, cost of services sold, gross margin and net income, any of which alone or in the aggregate may in turn have a material adverse effect on the Company's business, operating results and financial condition. The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. During the four-year period from March 31, 1995 through March 31, 1999, the value of the rupee against the U.S. dollar declined by approximately 35.2%. For the quarter ended December 31, 1999, fiscal 1999 and fiscal 1998, the Company's U.S. dollar-denominated revenues represented 89.6%, 88.1% and 90.0%, respectively, of total revenues. The Company expects that a majority of its revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of the Company's expenses, including personnel costs as well as capital and operating expenditures, will continue to be denominated in rupees. Consequently, the Company's results of operations will be adversely affected to the extent the rupee appreciates against the U.S. dollar. The Company has sought to reduce the effect of exchange rate fluctuations on operating results by periodically purchasing foreign exchange forward contracts to cover a portion of outstanding accounts receivable. As of December 31, 1999, the Company had no outstanding forward contracts. These contracts typically mature within three months, must be settled on the day of maturity and may be canceled subject to the payment of any gains or losses in the difference between the contract exchange rate and market exchange rate on the date of cancellation. The Company uses these instruments only as a hedging mechanism and not for speculative purposes. There can be no assurance that the Company will purchase contracts adequate to insulate itself from foreign exchange currency risks or that any such contracts will perform adequately as a hedging mechanism. Devaluation of
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                                                                       27 of 32
the rupee will result in foreign currency translation losses. For example, for fiscal 1998 and fiscal 1999, the Company's foreign currency translation losses were approximately $3.5 million and $2.1 million, respectively.
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                                                                       28 of 32

Part II - Other Information

Item 1. Legal Proceedings

 On October 8, 1999, the company received a demand notice from the Indian Income Tax Authorities (the "Income Tax Authorities") requesting payment of approximately $14.32 million in unpaid income tax liability and $2.07 million for accrued interest on such income tax for employee income taxes that should have been witheld by the company on stock options issued to its employees under the company's 1994 Employee Stock Offer Plan (the "1994 Stock Plan").

 The company has requested relief and clarifications on the taxability of such stock option issuances from the Income Tax Authorities since 1995 and has received a legal opinion that the company would have no tax liability on its 1994 Stock Plan. Additionally, the company has entered into indemnification agreements with each option holder which indemnify the company in the event such tax liabilities are assessed by the Income Tax Authorities. Accordingly, the company believes that any payment of such taxes would have no material adverse impact on its earnings.

 During December 1999, the Company paid the Income Tax demand in full, even though it has not abandoned legal recourses against the demand. For this purpose the equity shares of the Optionees held for indemnifying the company against any tax liability imposed in connection with the the 1994 Stock Plan have been pledged by the Infosys Technologies Limited Employee Welfare Trust, (the body administering the 1994 Stock Plan) with HDFC Ltd. The loan obtained by such pledge has been used for paying the Income Tax Demand.

Item 2.    Changes in Securities and Use of Proceeds

 The Board of Directors approved and recommended for approval of the members in general meeting, a two-for-one stock split of its equity shares and ADSs. Accordingly, the shareholders in an Extra-ordinary General Meeting, held on December 29, 1999 have approved the sub-division of each of the existing equity shares of par value Rs.10/- per share into two equity shares of par value Rs.5 each. Concurrently, each of the existing ADSs will be split into two ADSs. Accordingly, the shareholders also approved as a special resolution in the Extra-ordinary General Meeting, the amendment of the 1998 Option Plan and the 1999 Stock Option Plan authorising the company to make appropriate adjustments for the Stock Split. The Board has fixed February 11, 2000 as the Record date for determining the shareholders/ADSs holders entitled to the split.

 As of December 31, 1999, $19.8 million of the net proceeds were used for capital expenditure incurred on construction of the Company's software development facilities at Pune, Mangalore, Chennai, Bhuvaneshwar and construction of Infosys Park, Phase I & II, adjacent to the company's headquarters in Electronics City.

Item 3.  Default upon senior securities

  None

Item 4.  Submission of matters to a vote of security holders

  During the quarterly period ending December 31, 1999 the company convened an Extra-ordinary General Meeting of the Shareholders ("EGM") on December 29, 1999 to consider and approve the two-for-one split as recommended by the Board

  The following is a brief description of the matters voted upon at the EGM of the company held on December 29, 1999 along with votes cast for, against or withheld, as well as the number of abstentions and broker non-votes, as to each matter. The matters to be voted upon were notified to the shareholders on record and all Registered Holders of the American Depositary Receipts (the "ADRs") who were holding the ADRs as on a record date determined by the Depositary.

-------------------------------------------------------------------------------------------------------------
Brief Description of the matter put to vote                          Votes for/     Votes       Abstentions/
                                                                                    against/    Broker
                                                                                    Withheld    Non-votes
-------------------------------------------------------------------------------------------------------------
                                                                     (1) (2)(3)     (1) (2)(3)  (1) (2) (3)

1. To consider and if thought fit, to pass with or without
modifications, as an ORDINARY RESOLUTION the following:
a) RESOLVED THAT, each of the existing fully paid up Equity Share of par value Rs. 10 be and is hereby sub-divided into two fully paid up
Equity Shares of par value Rs. 5 per share.
b) FURTHER RESOLVED THAT, each of the existing fully paid up American
Depositary Share be and is hereby sub-divided into two fully paid up
American Depositary Shares.
                                                                         203             1           -


2. To consider and if though fit, to pass with or without modifications, as an ORDINARY RESOLUTION the following:
RESOLVED THAT the Authorized Share Capital of the Company be and is hereby altered from the existing Rs.
50,00,00,000 -(Rupees Fifty crores only) divided into 5,00,00,000 (Five crores only) Equity
Shares of Rs. 10 each (Rupees Ten only) to
Rs. 50,00,00,000 (Rupees Fifty crores only) divided into 10,00,00,000 (Ten crores only) Equity Shares of Rs. 5 each (Rupees Five only).

                                                                         203             1           -


--------------------------------------------------------------------------------
                                                                        29 of 32

----------------------------------------------------------------------------------------------------------------
 Brief Description of the matter put to vote                             Vote for/    Votes      Abstantions/
                                                                                     against/    Broker Non-
                                                                                     withheld      votes
----------------------------------------------------------------------------------------------------------------
                                                                         (1) (2)(3)  (1) (2)(3)   (1) (2) (3)
3. To consider and if thought fit, to pass with or without
modifications, as a SPECIAL RESOLUTION the following: RESOLVED THAT the Articles of Association of the Company be and is hereby altered by deleting the existing Article `3' and substituting in place and stead thereof the following new Article `3': "The Authorized Share Capital of the Company is Rs. 50,00,00,000 (Rupees Fifty crores only) divided into 10,00,00,000 (Ten crores only) Equity Shares of Rs. 5 each
(Rupees Five only) with powers to increase or reduce the same in accordance with the provisions of the Companies Act, 1956".
                                                                            203           1            -

4. To consider and if thought fit, to pass with or without
modifications, as an ORDINARY RESOLUTION the following: RESOLVED THAT for the purpose of giving effect to the sub-division of the Equity
Shares and American Depositary Shares, the Board and other designated officers of the Company be and are hereby authorized on behalf of the
Company to do all such acts, deeds, matters and things as it may at
its discretion deem necessary or desirable for such purpose.                203           1            -

5. To consider and if though fit, to pass with or without
modifications, as a SPECIAL RESOLUTION the following: RESOLVED THAT for the purpose of giving effect to the sub-division of the Equity
Shares and American Depositary Shares the Board of Directors be and
are hereby authorized to appropriately adjust the 1998 Option Plan.         203           1            -

6. To consider and if though fit, to pass with or without
modifications, as a SPECIAL RESOLUTION the following: RESOLVED THAT for the purpose of giving effect to the sub-division of the Equity
Shares and American Depositary Shares the Board of Directors be and
are hereby authorized to appropriately adjust the 1998 Option Plan.         203           1            -
----------------------------------------------------------------------------------------------------------------

 (1) Under the Indian Companies Act, voting is by show of hands unless a poll is demanded by a member or members present in person, or by proxy holding at least one-tenth of the total shares entitled to vote on the resolution or by those holding paid-up capital of at least Rs. 50,000. Under the Articles of the Company a member present by proxy shall be entitled to vote only on a poll but not on a show of hands, unless such member is a body corporate present by a representative in which case such proxy shall have a vote on the show of hand as if he were a member.

(2) Under the Indian Companies Act and as per the Articles of the Company, on a show of hands every member present in person shall have one vote and upon a poll the voting rights of every member whether present in person or by proxy, shall be in proportion to his share of the paid-up capital of the Company.

(3) The votes represent the number of votes in a show of hands. No poll was demanded during the AGM.

Item 5.  Other Information

 The Board approved the appointment of Mr. Philip Yeo as a non-executive director on October 29, 1999. Mr. Yeo is the Executive Chairman of the Singapore Economic Development Board since January 1986 and is Deputy Chairman of Singapore's National Science and Technology Board since June 1999. Mr. Yeo was the first Chairman of Singapore's National Computer Board from 1981 to 1987.. Mr. Yeo joined the Administrative Service in 1970 and served in the Ministry of Defence where he held several appointments including the appointment of Permanent Secretary for logistics, technology research & development and defence industries January 1986. He retired from the Administrative Service on March 31, 1999. Mr. Yeo graduated in 1970 in Applied Science (Industrial Engineering) from the University of Toronto, Canada under a Colombo Plan Scholarship. He later obtained a Master of Science (Systems Engineering) from the University of Singapore in 1974. In 1976, he obtained a Master in Business Administration from Harvard University, under a Fulbright scholarship. He is the recipient of many international awards, and was conferred an Honorary Doctorate in Engineering from the University of Toronto.

_______________________________________________________________________________
                                                                       30 of 32

Item 6 Exhibits and Reports
  Infosys filed no reports on Form 8-K during the quarter ended December 31, 1999.


EXHIBIT INDEX
-------------------------------------------------------------------------------
     Exhibit Number  Description of Document
-------------------------------------------------------------------------------
            3.1   Articles of Association
            3.2   Memorandum of Association
            3.3   Certificate of Incorporation
            19.1. Infosys Quarterly report to the shareholders for the quarter ended December 31, 1999.
            27.1. Financial Data Schedule.
            99.1  Proxy Information Statement to holders of American
                  Depositary Shares.
            99.2  Proxy Information Statement to holders of Equity Shares.
            99.3  Proxy Form to holders of Equity Shares.
            99.4  Proxy Form to holders of American Depositary Shares.
-------------------------------------------------------------------------------
                                                                      31 of 32

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.


  Dated: January 21, 2000         INFOSYS TECHNOLOGIES LIMITED

                              By: /s/ Narayana N. R. Murthy
-------------------------------------------------------------------------------
                                      Narayana N. R. Murthy,
                                      Chairman and Chief Executive Officer

                                 /s/ Nandan M. Nilekani
-------------------------------------------------------------------------------
                                     Nandan M. Nilekani,
                                     Managing Director, President and
                                     Chief Operating Officer





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